UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: April 27, 2017
(Date of earliest event reported)

FORD MOTOR CREDIT COMPANY LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of organization)

1-6368	38-1612444
(Commission File Number)	(IRS Employer Identification No.)

One American Road, Dearborn, Michigan	48126
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 313-322-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
       (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
       (17 CFR 240.13e-4(c))

     Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

     Emerging growth company ☐

     If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Item 8.01. Other Events.

Ford Motor Credit Company LLC (referred to herein as "Ford Credit," the "Company," "we," "our," or "us") is filing this Current Report on Form 8-K to reclassify historical segment information and related disclosures in accordance with Ford Credit's current segment structure. As previously disclosed in Ford Credit's Annual Report on Form 10-K for the year ended December 31, 2016 (the "2016 Form 10-K Report"), beginning with the first quarter of 2017, we changed our reportable segments.

Prior to the first quarter of 2017, Ford Credit's reportable segments were North America and International. Beginning with the first quarter of 2017, we have three reportable segments in our consolidated financial statements to align with our new management reporting structure and reflect the manner in which our Chief Operating Decision Maker manages our business, including resource allocation and performance assessment. These segments are: the Americas, Europe, and Asia Pacific.

Consistent with this change, Exhibit 99 to this Report recasts "Part I, Item 1. Business," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Part IV, Item 8. Financial Statements and Supplementary Data" (collectively, "Selected Items") from Ford Credit's 2016 Form 10-K Report for the purpose of presenting the financial information in these items as it would have appeared when Ford Credit published its 2016 Form 10-K Report on February 9, 2017 had Ford Credit reorganized its segment structure prior to the first quarter of 2017. This Current Report on Form 8-K and Exhibit 99 are being filed solely to recast segment reporting financial information and revise certain related disclosures contained in the 2016 Form 10-K Report to reflect the segment changes implemented during the first quarter of 2017. Ford Credit has not updated the information in Exhibit 99 to this Report to reflect events occurring after the date of the filing of the 2016 Form 10-K Report other than as required to reflect the segment changes described above and as set forth in Exhibit 99 to this Report. The changes in the segment structure discussed above affect only the manner in which the results for the segments were previously reported. There is no change to Ford Credit's previously reported Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Balance Sheet, Consolidated Statement of Shareholder's Interest, or Consolidated Statement of Cash Flows. The information contained in Exhibit 99 to this Report is not an amendment to, or a restatement of, Ford Credit's 2016 Form 10-K Report.

Item 9.01. Financial Statements and Exhibits.


EXHIBITS


Designation	Description	Method of Filing
Exhibit 23	Consent of Independent Registered Public Accounting Firm.	Filed with this Report
Exhibit 99	Selected Items from Ford Credit's Annual Report on Form 10-K for the year ended December 31, 2016, republished solely to reflect the change in reportable segments.	Filed with this Report
Exhibit 101.INS	XBRL Instance Document.	*
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document.	*
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	*
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	*
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	*
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	*

_____

* Submitted electronically with this Report in accordance with the provisions of Regulation S-T.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR CREDIT COMPANY LLC
(Registrant)

Date: April 27, 2017   By: /s/ David J. Witten
                            David J. Witten
                            Assistant Secretary

EXHIBIT INDEX

Designation	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm.
Exhibit 99	Selected Items from Ford Credit's Annual Report on Form 10-K for the year ended December 31, 2016, republished solely to reflect the change in reportable segments.
Exhibit 101.INS	XBRL Instance Document.
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document.
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Re: Ford Motor Credit Company LLC Registration Statement Nos. 333-202789 and 333-207323 on Form S-3

We hereby consent to the incorporation by reference in the aforementioned Registration Statements of Ford Motor Credit Company LLC and its Subsidiaries of our report dated February 9, 2017, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in composition of reportable segments discussed in Note 17, which the date is April 27, 2017 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
April 27, 2017

Exhibit 99

ITEM 1. *Business.*

Overview

Ford Motor Credit Company LLC (referred to herein as "Ford Credit," the "Company," "we," "our," or "us") was incorporated in Delaware in 1959 and converted to a limited liability company in 2007. We are an indirect, wholly owned subsidiary of Ford Motor Company ("Ford"). Our principal executive offices are located at One American Road, Dearborn, Michigan 48126, and our telephone number is (313) 322-3000.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K filed with the Securities and Exchange Commission ("SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge through our website located at *www.fordcredit.com/investor-center*. These reports can also be found on the SEC's website located at *www.sec.gov*.

Our website and its content are not deemed to be incorporated by reference into this Annual Report on Form 10-K for the year ended December 31, 2016 ("2016 Form 10-K Report" or "Report") nor filed with the SEC.

Products and Services. We offer a wide variety of automotive financing products to and through automotive dealers throughout the world. The predominant share of our business consists of financing Ford and Lincoln vehicles and supporting the dealers of those brands. We earn our revenue primarily from:

- Payments made under retail installment sale and lease contracts that we originate and purchase;
- Interest rate supplements and other support payments from Ford and affiliated companies; and
- Payments made under dealer financing programs.

As a result of our financing activities, we have a large portfolio of finance receivables and operating leases which we classify into two segments: "consumer" and "non-consumer."

Finance receivables and operating leases in the consumer segment include products offered to individuals and businesses that finance the acquisition of Ford and Lincoln vehicles from dealers for personal and commercial use. Retail financing includes retail installment sale contracts for new and used vehicles and direct financing leases for new vehicles to retail and commercial customers including leasing companies, government entities, daily rental companies, and fleet customers.

Finance receivables in the non-consumer segment include products offered to automotive dealers and receivables purchased from Ford and its affiliates. We make wholesale loans to dealers to finance the purchase of vehicle inventory (floorplan financing), as well as loans to dealers to finance working capital and improvements to dealership facilities, finance the purchase of dealership real estate, and finance other dealer vehicle programs. We also purchase receivables from Ford and its affiliates, primarily related to the sale of parts and accessories to dealers, Ford-related loans, and certain used vehicles from daily rental fleet companies.

We also service the finance receivables and leases we originate and purchase, make loans to Ford affiliates, and provide insurance services related to our financing programs.

Geographic Scope of Operations and Segment Information. We conduct our financing operations directly and indirectly through our subsidiaries and affiliates. We offer substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. We segment our business based on geographic regions: the Americas, Europe, and Asia Pacific. Items excluded in assessing segment performance because they are managed at the corporate level, including market valuation adjustments to derivatives and exchange-rate fluctuations on foreign currency-denominated transactions, are reflected in Unallocated Other.

For additional financial information regarding our operations by business segment and operations by geographic region, see Note 17 of our Notes to the Financial Statements.

Americas Segment

Our Americas segment includes operations in the United States, Canada, Mexico, Brazil, and Argentina. This segment represents 82% and 83% of total managed receivables at year-end 2015 and 2016, respectively. Our United States operations account for 90% and 87% of Americas segment total managed receivables at year-end 2015 and 2016, respectively, and our Canadian operations account for 10% and 11% of Americas segment total managed receivables at year-end 2015 and 2016, respectively. Managed receivables equal net finance receivables and net investment in operating leases, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation). For additional information on how we review our business performance, including on a managed basis, refer to the "Overview" section of Item 7 below. Managed receivables are discussed further in the "Financial Condition" section of Item 7 below.

Under the Ford Credit and Lincoln Automotive Financial Services brand names, we provide financing services to and through dealers of Ford and Lincoln vehicles. Operations in some markets may also include joint ventures with local financial institutions and other third parties. In addition, other private label operations and alternative business arrangements exist in some markets.

Europe Segment

Our Europe segment includes operations in the European region and a joint venture in South Africa. This segment represents 15% and 14% of total managed receivables at year-end 2015 and 2016, respectively. Our operations in the European region are managed through a United Kingdom-based subsidiary, FCE Bank plc ("FCE"), which operates in the United Kingdom and has branches in 11 other European countries. FCE also has operating subsidiaries in Switzerland, the Czech Republic, and Hungary that provide a variety of retail and dealer financing. The United Kingdom and Germany are our largest markets in Europe, representing 67% and 65% of Europe segment finance receivables and operating leases at year-end 2015 and 2016, respectively. Customers and dealers in Italy, France, and Spain are 22% of Europe segment finance receivables and operating leases at year-end 2016. FCE, through its Worldwide Trade Financing ("WWTF") division, provides financing to distributors and importers in about 70 countries where Ford has no national sales company presence. Our operations include joint ventures with local financial institutions and other third parties in various locations. In addition, other private label operations and alternative business arrangements exist in some markets.

Asia Pacific Segment

Our Asia Pacific segment includes operations in China and India. This segment represents 3% of total managed receivables at year-end 2015 and 2016. China operations account for 98% and 97% of Asia Pacific segment total managed receivables at year-end 2015 and 2016, respectively. In addition, other private label operations and alternative business arrangements exist in some markets.

Dependence on Ford

The predominant share of our business consists of financing Ford and Lincoln vehicles and supporting Ford and Lincoln dealers. Any extended reduction or suspension of Ford's production or sale of vehicles due to a decline in consumer demand, work stoppage, governmental action, negative publicity or other event, or significant changes to marketing programs sponsored by Ford would have an adverse effect on our business. Additional information about Ford's business, operations, production, sales, and risks can be found in Ford's Annual Report on Form 10-K for the year ended December 31, 2016 ("Ford's 2016 Form 10-K Report"), filed separately with the SEC and incorporated by reference as an exhibit to our 2016 Form 10-K Report (without financial statements and exhibits).

Ford has sponsored special financing programs available only through us. Under these programs, Ford makes interest supplements or other support payments to us. These programs increase our financing volume and share of financing sales of Ford and Lincoln vehicles. Similar programs may be offered in the future. For additional information regarding interest supplements and other support costs received from affiliated companies, see Notes 4 and 5 of our Notes to the Financial Statements.

Competition

The automotive financing business is highly competitive, due in part to web-based credit aggregation systems that permit dealers to send, through standardized systems, retail credit applications to multiple finance sources to evaluate financing options offered by these finance sources. Our principal competitors are:

- Banks;
- Independent finance companies;
- Credit unions;
- Leasing companies; and
- Other automobile manufacturers' affiliated finance companies.

We compete mainly on the basis of service and financing rate programs, including those sponsored by Ford. A key foundation of our service is providing broad and consistent purchasing policies for retail installment sale and lease contracts, and consistent support for dealer financing requirements across economic cycles. These policies have helped us build strong relationships with Ford's dealer network that enhance our competitiveness. Our ability to provide competitive financing rates depends on effectively and efficiently originating, purchasing, and servicing our receivables, and efficiently accessing the capital markets. We routinely monitor the capital markets and develop funding plans to optimize our competitive position. Ford-sponsored special financing programs available only through us give us a competitive advantage in providing financing to Ford dealers and their customers.

Seasonal Variations

As a finance company, we own and manage a large portfolio of receivables that are generated throughout the year and are collected over a number of years, primarily in fixed monthly payments. As a result, our overall financing revenues do not exhibit seasonal variations.

Consumer Financing

Overview and Purchasing Process

We provide financing services to customers for personal and commercial use through automotive dealers that have established relationships with us. Our primary business consists of originating and purchasing retail installment sale and lease contracts for new and used vehicles from Ford and Lincoln dealers. We report in our financial statements the receivables from customers under installment sale contracts and certain leases with fleet customers as finance receivables. We report in our financial statements most of our retail leases as net investment in operating leases with the capitalized cost of the vehicles recorded as depreciable assets.

In general, we purchase from dealers retail installment sale contracts and lease contracts that meet our purchase standards. These contracts primarily relate to the purchase or lease of new vehicles, but some are for used vehicles. Dealers typically submit customer applications electronically. We automatically obtain information on the applicant including a credit bureau score, if available. We use a proprietary scoring system that measures credit quality using information in the credit application, proposed contract terms, credit bureau data, and other information we obtain. After a proprietary risk score is generated, we decide whether to purchase a contract using a decision process based on a judgmental evaluation of the applicant, the credit application, the proposed contract terms, credit bureau information (e.g., FICO score), proprietary risk score, and other information. Our evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, applicant credit history, and stability as key considerations. Purchase decisions are made within a framework of Ford Credit's purchase quality and risk factor guidelines. Credit applications are typically evaluated by our electronic decisioning process, which may approve or reject applications.

Retail Financing

The amount we pay for a retail installment sale contract is based on a negotiated vehicle purchase price agreed to between the dealer and the retail customer, less vehicle trade-in allowance or down payment from the customer and special marketing cash payments offered by Ford Credit and Ford, plus any additional products, such as insurance and extended service plans, that are included in the contract. The net purchase price owed by the customer typically is paid over a specified number of months with interest at a fixed rate negotiated between the dealer and the retail customer. The dealer may retain a limited portion of the finance charge.

We offer a variety of retail installment sale financing products. The average original term of our retail installment sale contracts in the United States was 64 months and 65 months for contracts purchased in 2015 and 2016, respectively. A small portion of our retail installment sale contracts have non-uniform payment periods and payment amounts to accommodate special cash flow situations. We also offer a retail balloon product in Europe under which the retail customer may finance a vehicle with an installment sale contract with a series of monthly payments followed by paying the amount remaining in a single balloon payment. The customer can satisfy the balloon payment obligation by payment in full of the amount owed, by refinancing the amount owed, or by returning the vehicle to us and paying additional charges for excess mileage as well as excess wear and use, if any. Generally, we sell vehicles returned to us to Ford dealers and non-Ford dealers through auctions.

In most markets, we hold a security interest in the vehicles purchased through retail installment sale contracts. This security interest provides us certain rights and protections. As a result, if our collection efforts fail to bring a delinquent customer's payments current, we generally can repossess the customer's vehicle, after satisfying local legal requirements, and sell it at auction. The customer typically remains liable for any deficiency between net auction proceeds and the defaulted contract obligations, including any repossession-related expenses. We generally require retail customers to carry fire, theft, and collision insurance on financed vehicles.

Net Investment in Operating Leases

We offer leasing plans to retail customers through our dealers. Our highest volume retail-leasing plan is called Red Carpet Lease, which is offered in the United States and Canada through dealers of Ford and Lincoln brands. Under these plans, dealers originate the leases and offer them to us for purchase. Upon our purchase of a lease, we take ownership of the lease and title to the leased vehicle from the dealer. After we purchase a lease from a dealer, the dealer generally has no further obligation to us in connection with the lease. The customer is responsible for properly maintaining the vehicle and is obligated to pay for excess wear and use as well as excess mileage, if any. At the end of the lease, the customer has the option to purchase the vehicle for the price specified in the lease contract, or return the vehicle to the dealer. If the customer returns the vehicle to the dealer, the dealer may buy the vehicle from us or return it to us. We sell vehicles returned to us to Ford and non-Ford dealers through auctions.

The amount we pay to a dealer for a retail lease, also called the acquisition cost, is based on the negotiated vehicle price agreed to by the dealer and the retail customer, less any vehicle trade-in allowance or down payment from the customer and special marketing cash payments offered by Ford Credit and Ford, plus any additional products, such as insurance and extended service plans, that are included in the contract. The customer makes monthly lease payments based on the purchase price less the contractual residual value of the vehicle, plus lease charges. Some of our lease programs, such as our Red Carpet Lease Advance Payment Plan, provide certain pricing advantages to customers who make all or some monthly payments at lease inception or purchase refundable higher mileage allowances. We require lease customers to carry fire, theft, liability, and collision insurance on leased vehicles. In the case of a contract default and repossession, the customer typically remains liable for any deficiency between net auction proceeds and the defaulted contract obligations, including any repossession-related expenses.

In the United States, operating lease terms for new vehicles range primarily from 24 to 39 months. In 2015 and 2016, the average original lease term for contracts purchased was 34 months and 35 months, respectively.

Direct Financing Leases and Other Operating Lease Vehicle Financing

We offer vehicle-financing programs to retail and commercial customers including leasing companies, government entities, daily rental companies, and fleet customers. These financings include primarily lease plans for terms of 24 to 60 months. We hold a security interest in financed vehicles in almost all instances and, where appropriate, an assignment of rentals under any related leases. At the end of the finance term, a lease customer may be required to pay any shortfall between the fair market value and the specified end of term value of the vehicle. If the fair market value of the vehicle at the end of the finance term exceeds the specified end of term value, the lease customer may be paid the excess amount. These financings are included in our consumer segment and reported as retail financing or net investment in operating leases in our financial statements.

Non-Consumer Financing

Overview

We extend credit to franchised dealers selling Ford and Lincoln vehicles primarily in the form of approved lines of credit to purchase new and used vehicles. Each lending request is evaluated, taking into consideration the borrower's financial condition, supporting security, and numerous other financial and qualitative factors. Generally, receivables are secured by the related vehicle or the related property and may also be secured by other dealer assets. Asset verification processes are in place and include physical audits of vehicle inventories with increased audit frequency for higher-risk dealers.

Dealer Financing

Wholesale Financing. We offer a wholesale financing program for qualifying dealers to finance new and used vehicles held in inventory (also known as floorplan financing). We generally finance the vehicle's wholesale invoice price for new vehicles and up to 100% of the dealer's purchase price for used vehicles. Dealers generally pay a floating interest rate on wholesale loans. In the United States, the average new wholesale receivable, excluding the time the vehicle was in transit from the assembly plant to the dealership, was outstanding for 60 days in 2015 compared with 70 days in 2016. Our wholesale financing program includes financing of large multi-brand dealer groups.

When a dealer uses our wholesale financing program to purchase vehicles, we obtain a security interest in the vehicles and, in many instances, other assets of the dealer. In the United States and Canada, our wholly owned subsidiary, The American Road Insurance Company ("TARIC"), generally provides insurance for vehicle damage and theft of vehicles held in dealer inventory that are financed by us.

Dealer Loans. We make loans to dealers to finance the purchase of dealership real estate, to make improvements to dealership facilities, and to provide working capital. These loans are typically secured by mortgages on dealership real estate and/or by security interests in other dealership assets. In addition, these loans are generally supported by personal guarantees from the individual owners of the dealership.

Other Dealer Financing. We also provide financing to qualified dealers for vehicles to be utilized for service replacement and retail rental use. In addition, we provide financing to qualified daily rental companies for new and used vehicles used in their operations.

Other Financing

We also purchase receivables from Ford and its affiliates, primarily related to the sale of parts and accessories to dealers, receivables from Ford-related loans, and certain used vehicles from daily rental fleet companies. These receivables are excluded from our credit quality reporting since the performance of this group of receivables is generally guaranteed by Ford.

Marketing and Special Programs

We actively market our financing products and services to automotive dealers and customers. We demonstrate to dealers the value of a business relationship with us through personal sales contacts, targeted advertisements in trade publications, and participation in dealer-focused conventions and organizations. Our marketing strategy is based on our belief that we can better assist dealers in achieving their sales, financial, and customer satisfaction goals by being a reliable finance source with knowledgeable automotive and financial professionals offering personal attention and interaction. We demonstrate our commitment to dealer relationships with a variety of materials, measurements, and analyses showing the advantages of a full range of automotive financing products that allows consistent and predictable single source financing. We promote increased dealer transactions through incentives, bonuses, contests, and selected program and rate adjustments.

We promote our retail financing products primarily through pre-approved credit offers to prospective customers, point-of-sale information, and ongoing communications with existing customers. Our communications to these customers promote the advantages of our financing products, the availability of special plans and programs, and the benefits of affiliated products, such as extended warranties, service plans, insurance coverage, gap protection, and excess wear and use waivers. We also emphasize the quality of our customer service and the ease of making payments and transacting business with us. For example, through our web site located at *www.fordcredit.com* or via our mobile application a customer can make inquiries, review an account balance, examine current incentives, schedule an electronic payment, or qualify for a pre-approved credit offer.

We also market our non-consumer financing services with a specialized group of employees who make direct sales calls on dealers and, often at the request of such dealers, on potential high-volume commercial customers. This group also uses various materials to explain our flexible programs and services specifically directed at the needs of commercial and fleet vehicle customers.

Servicing

Consumer Financing

After we purchase retail installment sale contracts and leases from dealers and other customers, we manage the contracts during their contract terms. This management process is called servicing. We service the finance receivables and leases we originate and purchase. Our servicing duties include the following:

- Applying monthly payments from customers;
- Maintaining a security interest in the financed vehicle;
- Providing billing statements to customers;
- Responding to customer inquiries;
- Releasing our security interest on paid-off finance contracts;
- Contacting delinquent customers for payment;
- Arranging for the repossession of vehicles; and
- Selling repossessed and returned vehicles.

Customer Payment Operations. Customers may make payments by mailing checks to a bank for deposit in a lockbox account, through electronic payment services, a direct debit program, or a telephonic payment system.

Collections. We design our collection strategies and procedures to keep accounts current and to collect on delinquent accounts. We employ a combination of proprietary and non-proprietary tools to assess the probability and severity of default for all of our finance receivables and leases and implement our collection efforts based on our determination of the credit risk associated with each customer. As each customer develops a payment history, we use an internally developed behavioral scoring model to assist in determining the best collection strategies. Based on data from this scoring model, contracts are categorized by collection risk. Our centralized collection operations are supported by auto-dialing technology and proprietary collection and workflow operating systems. Through our auto-dialer program and our monitoring and call log systems, we target our efforts on contacting customers about missed payments and developing satisfactory solutions to bring accounts current.

Supplier Operations. We engage vendors to perform some of our servicing processes. These processes include depositing monthly payments from customers, monitoring the perfection of security interests in financed vehicles, imaging of contracts and electronic data file maintenance, generating retail and lease billing statements, providing telephonic payment systems for retail customers, handling of some inbound and outbound collections calls, and recovering deficiencies for selected accounts.

Payment Extensions. In our regular course of business we may offer payment extensions to customers. Each month 1% to 2% of our U.S. retail contracts outstanding are granted payment extensions. A payment extension allows the customer to extend the term of the contract, usually by paying a fee that is calculated in a manner specified by law. Before agreeing to a payment extension, the service representative reviews the customer's payment history and current financial situation and assesses the customer's desire and capacity to make future payments. The service representative decides whether the proposed payment extension complies with our policies and guidelines. Payment extensions are reviewed regularly by Ford Credit's servicing managers.

Repossessions and Off-lease Vehicles. We view repossession of a financed or leased vehicle as a final step that we undertake only after all other collection efforts have failed. Our United States and Canada systems also employ a web-based network of outside contractors who support the repossession process. In all of our markets we sell repossessed vehicles and apply the proceeds to the amount owed on the customer's account. We continue to attempt collection of any deficient amounts until the account is paid in full, we obtain mutually satisfactory payment arrangements with the debtor, or we determine that the account is uncollectible.

We manage the sale of repossessed vehicles and returned leased vehicles. Repossessed vehicles are reported in *Other assets* on our balance sheet at values that approximate expected net auction proceeds. We inspect and recondition the vehicle to maximize the net auction value of the vehicle. Typically, repossessed vehicles are sold at open auctions. Returned leased vehicles are predominantly sold through an on-line auction, closed auctions in which only Ford and Lincoln dealers may participate, or at open auctions, in which any licensed dealer can participate.

Non-Consumer Financing

In the United States and Canada, we require dealers to submit monthly financial statements that we monitor for potential credit deterioration. We assign an evaluation rating to each dealer, which among other things determines the frequency of physical audits of vehicle inventory. We electronically audit vehicle inventory utilizing integrated systems allowing us to access information from Ford reported sales. We monitor dealer inventory financing payoffs daily to detect deviations from typical repayment patterns and take appropriate actions. If a dealer fails to make principal or interest payments when due, we may take one or more of the following actions: demand payment of all or a portion of the related receivables; suspend the dealer's credit lines; secure the dealer's inventory; require certified funds for all vehicles sold by the dealer; or initiate legal actions to exercise rights under the floorplan financing agreement. If a loss appears imminent, we will attempt to redistribute new vehicle inventory, liquidate all remaining collateral, enforce any third-party guarantees, and charge off any remaining amounts as uncollectible.

We also provide financing to fleet purchasers, leasing companies, daily rental companies, and other commercial customers. We generally review our exposure under these credit arrangements at least annually.

Outside of the United States and Canada, non-consumer financing is governed by the respective regional offices, executed within the local markets, and similar risk management principles are applied.

Insurance

We conduct insurance underwriting operations primarily through TARIC in the United States and Canada. TARIC offers a variety of products and services, including:

- Physical damage insurance coverage for Ford Credit financed vehicles at dealer locations;
- Physical damage insurance coverage for Ford and Lincoln vehicles in transit between final assembly plants and dealer locations;
- Contractual liability insurance on extended service contracts for Ford and its affiliates; and
- Commercial automobile and general liability insurance and surety bonds for Ford in the United States.

TARIC invests premiums and other revenue to fund future claims, and has established investment guidelines and strategies to reflect its risk tolerance, regulatory requirements, and rating agency considerations, among other factors. TARIC is rated by A.M. Best Company on its financial strength and issuer credit rating. Since 2012, TARIC's rating has been A (Excellent) for its financial strength and "a" on its issuer credit rating.

We also offer various Ford-branded insurance products throughout the world underwritten by non-affiliated insurance companies from which we receive fee income but the underwriting risk remains with the non-affiliated insurance companies. Premiums from our insurance business generated 1% of our total revenues in 2015 and 2016.

Employee Relations

We employed approximately 6,800 and 7,300 full-time employees worldwide at year-end 2015 and 2016, respectively. Most employees are salaried and are not represented by a union. We consider employee relations to be satisfactory.

Governmental Regulations

As a finance company, we are highly regulated by the governmental authorities in the locations where we operate.

United States

Within the United States, our operations are subject to regulation, supervision, and licensing under various federal, state, and local laws and regulations.

Federal Regulation. We are subject to federal regulation, including the Truth-in-Lending Act, the Consumer Leasing Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. These laws require us to provide certain disclosures to prospective purchasers and lessees in consumer retail and lease financing transactions and prohibit discriminatory credit practices. The principal disclosures required under the Truth-in-Lending Act for retail financing transactions include the terms of repayment, the amount financed, the total finance charge, and the annual percentage rate. For retail lease transactions, under the Consumer Leasing Act, we are required to disclose the amount due at lease inception, the terms for payment, and information about lease charges, insurance, excess mileage, wear and use charges, and liability on early termination. The Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants and customers on a variety of factors, including race, color, sex, age, or marital status. Pursuant to the Equal Credit Opportunity Act, creditors are required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved of the reasons for being denied. In addition, any of the credit scoring systems we use during the application process or other processes must comply with the requirements for such systems under the Equal Credit Opportunity Act. The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a consumer credit report obtained from a national credit bureau and sets forth requirements related to identity theft, privacy, and enhanced accuracy in credit reporting content. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), it is unlawful for us to engage in any unfair, deceptive or abusive act or practice. We are also subject to the Servicemembers Civil Relief Act that prohibits us from charging interest in excess of 6% on transactions with customers who subsequently enter into full-time service with the military and request such interest rate modification, and limits our ability to collect future payments from such lease customers who terminate their lease early. We are subject to other federal regulation, including the Gramm-Leach-Bliley Act, that requires us to maintain confidentiality and safeguard certain consumer data in our possession and to communicate periodically with consumers on privacy matters. In addition, the Consumer Financial Protection Bureau ("CFPB") has broad rule-making and enforcement authority for a wide range of consumer financial protection laws that regulate consumer finance businesses, such as Ford Credit's retail automotive financing business. For additional discussion of the CFPB, see "Item 1A. Risk Factors" below.

We are also subject to regulation in our funding and securitization activities, including requirements under federal securities laws and specific rules and requirements for asset-backed securities. Derivatives activities are regulated under the Commodities Exchange Act and Dodd-Frank Act. These regulations also impose operational and reporting requirements for these funding transactions.

State Regulation - Licensing. In most states, a consumer credit regulatory agency regulates and enforces laws relating to finance companies. Rules and regulations generally provide for licensing of finance companies, limitations on the amount, duration, and charges, including interest rates, that can be included in finance contracts, requirements as to the form and content of finance contracts and other documentation, and restrictions on collection practices and creditors' rights. We must renew these licenses periodically. Moreover, several states have laws that limit interest rates on consumer financing. In periods of high interest rates, these rate limitations could have an adverse effect on our operations if we were unable to purchase retail installment sale contracts with finance charges that reflect our increased costs. In certain states, we are subject to periodic examination by state regulatory authorities.

State Regulation - Repossessions. To mitigate our credit losses, sometimes we repossess a financed or leased vehicle. Repossessions are subject to prescribed legal procedures, including peaceful repossession, one or more customer notifications, a prescribed waiting period prior to disposition of the repossessed vehicle, and return of personal items to the customer. Some states provide the customer with reinstatement rights that require us to return a repossessed vehicle to the customer in certain circumstances. Our ability to repossess and sell a repossessed vehicle is restricted if a customer declares bankruptcy.

International

In some countries outside the United States, some of our subsidiaries, including FCE, are regulated and/or licensed banking institutions and are required, among other things, to maintain minimum capital and liquidity. FCE is authorized by the U.K. Prudential Regulation Authority ("PRA") and regulated by the U.K. Financial Conduct Authority ("FCA") and the PRA to carry on a range of regulated activities within the U.K. Pursuant to the Capital Requirements Regulation and Directive, CRD IV, FCE operates through a branch and subsidiary network in 14 other European countries. Under FCE's banking license, consumer credit and leasing activities are also passported to the European branches. In many other locations where we operate, governmental authorities require us to obtain equivalent banking licenses to conduct our business.

Regulatory Compliance Status

Based on our compliance management processes and procedures, we believe that we maintain all material licenses and permits required for our current operations and are in material compliance with all laws and regulations applicable to us and our operations. Failure to satisfy those legal and regulatory requirements could have a material adverse effect on our operations, financial condition, reputation, and/or liquidity. Further, the adoption of new laws or regulations, or the revision of existing laws and regulations, could have a material adverse effect on our operations, financial condition, and/or liquidity.

We actively monitor proposed changes to relevant legal and regulatory requirements in order to maintain our compliance. Through our governmental relations efforts, we also attempt to participate in the legislative and administrative rule-making process on regulatory initiatives that impact finance companies. The cost of our ongoing compliance efforts has not had a material adverse effect on our operations, financial condition, or liquidity.

For additional information on new or increased credit regulations, consumer or data protection regulations, or other regulations, refer to "Item 1A. Risk Factors."

Certain Agreements with Ford and Affiliates

On April 30, 2015, we and Ford entered into an Amended and Restated Relationship Agreement (the "Relationship Agreement") relating to our long-standing business practices with Ford. A copy of the Relationship Agreement was filed as an exhibit to our Current Report on Form 8-K dated April 30, 2015, and is incorporated by reference herein as an exhibit. Pursuant to the Relationship Agreement, if our managed leverage for a calendar quarter were to be higher than 11.5 to 1 (as reported in our most recent Form 10-Q Report or Form 10-K Report), we can require Ford to make or cause to be made a capital contribution to us in an amount sufficient to have caused such managed leverage to have been 11.5 to 1. No capital contributions have been made to us pursuant to the Relationship Agreement.

In addition to the foregoing, the other principal terms of the Relationship Agreement include the following:

- Any extension of credit from us to Ford or any of Ford's automotive affiliates will be on arm's length terms and will be enforced by us in a commercially reasonable manner;
- We will not guarantee more than $500 million of the indebtedness of, make any investments in, or purchase any real property or manufacturing equipment classified as an automotive asset from Ford or any of Ford's automotive affiliates;
- We will not be required by Ford or any of Ford's automotive affiliates to accept credit or residual risk beyond what we would be willing to accept acting in a prudent and commercially reasonable manner (taking into consideration any interest rate supplements or residual value support payments, guarantees, or other subsidies that are provided to us by Ford or any of Ford's automotive affiliates);
- We and Ford are separate, legally distinct companies, and we will continue to maintain separate books and accounts. We will prevent our assets from being commingled with Ford's assets, and hold ourselves out as a separate and distinct company from Ford and Ford's automotive affiliates;
- Allocates to us $2 billion plus any commitments under the Chinese renminbi sub-facility as the amount we may borrow as a Subsidiary Borrower under Ford's corporate credit facility and requires us to reimburse Ford for a proportionate amount of Ford's costs under that credit facility; and
- Prohibits Ford from terminating Ford's corporate credit facility prior to its maturity, or taking any other action that would impair our ability to borrow under that credit facility, without our prior written consent.

We also have an agreement to maintain FCE's net worth in excess of $500 million. No payments have been made to FCE pursuant to the agreement during the 2001 through 2016 periods.

More information about agreements between us and Ford and other affiliates is contained in our Notes to the Financial Statements, "Business - Overview," "Business - Consumer Financing - Retail Financing," "Business - Non-Consumer Financing - Other Financing," and the description of Ford's business in Exhibit 99.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Our primary focus is to profitably support the sale of Ford and Lincoln vehicles. We work with Ford to maximize customer and dealer satisfaction and loyalty, offering a wide variety of financing products and outstanding service. We continually improve processes focusing on the customer and the dealer to manage costs and ensure the efficient use of capital. As a result, Ford Credit is uniquely positioned to drive incremental sales, improve customer satisfaction and owner loyalty to Ford, and direct profits and distributions back to Ford to support its overall business, including vehicle development.

We leverage three fundamental strategies in the management of our operations. The first is to employ prudent origination practices while maintaining a managed level of risk. The second is to have efficient and effective servicing and collection practices. The third is to fund the business efficiently while managing our balance sheet risk.

Generation of Revenue, Income, and Cash

The principal factors that influence our earnings are the amount and mix of finance receivables, operating leases, and financing margins. The performance of these receivables and leases over time, mainly through the impact of credit losses and variations in the residual value of leased vehicles, also affects our earnings.

The amount of our finance receivables and operating leases depends on many factors, including:

- The volume of new and used vehicle sales and leases;
- The extent to which we purchase retail installment sale and lease contracts and the extent to which we provide wholesale financing;
- The sales price of the vehicles financed;
- The level of dealer inventories;
- Ford-sponsored special financing programs available exclusively through us; and
- The availability of cost-effective funding for the purchase of retail installment sale and lease contracts and to provide wholesale financing.

For finance receivables, financing margin equals the difference between revenue earned on finance receivables and the cost of borrowed funds. For operating leases, financing margin equals revenue earned on operating leases, less depreciation expense and the cost of borrowed funds. Interest rates earned on most receivables and rental charges on operating leases generally are fixed at the time the contracts are originated. On some receivables, primarily dealer financing, we charge interest at a floating rate that varies with changes in short-term interest rates.

Business Performance

We review our business performance by segment (Americas, Europe, and Asia Pacific) on a managed basis. Receivables are presented on a managed basis, as it closely approximates the customer's outstanding balance on the receivables, which is the basis for earning revenue. Our managed receivables equal net finance receivables and net investment in operating leases, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation). To evaluate our performance we monitor a number of measures, such as delinquencies, repossession statistics, losses on repossessions, and the number of bankruptcy filings.

We measure the performance of our segments primarily on an income before income taxes basis, after excluding market valuation adjustments to derivatives and exchange-rate fluctuations on foreign currency-denominated transactions, which are reflected in Unallocated Other. These adjustments are excluded when assessing our segment performance because they are carried out at the corporate level. We also adjust segment performance to reallocate interest expense among the segments reflecting debt and equity levels proportionate to their product risk. For additional information regarding our segments, see Note 17 of our Notes to the Financial Statements.

Results of Operations

Overview

In general, we measure period-to-period changes in pre-tax results using the causal factors listed below:

- *Volume and Mix* – Volume and Mix are primarily reflected within *Net financing margin* on the income statement.
  - Volume primarily measures changes in net financing margin driven by changes in average managed receivables at prior period financing margin yield (defined below in financing margin) at prior period exchange rates. Volume changes are primarily driven by the volume of new and used vehicle sales and leases, the extent to which we purchase retail installment sale and lease contracts, the extent to which we provide wholesale financing, the sales price of the vehicles financed, the level of dealer inventories, Ford-sponsored special financing programs available exclusively through us, and the availability of cost-effective funding for the purchase of retail installment sale and lease contracts and to provide wholesale financing.
  - Mix primarily measures changes in net financing margin driven by period over period changes in the composition of our average managed receivables by product and by country or region.

- *Financing Margin* – Financing Margin is reflected within *Net financing margin* on the income statement.
  - Financing margin variance is the period-to-period change in financing margin yield multiplied by the present period average managed receivables at prior period exchange rates. This calculation is performed at the product and country level and then aggregated. Financing margin yield equals revenue, less interest expense and scheduled depreciation for the period, divided by average managed receivables for the same period.
  - Financing margin changes are driven by changes in revenue and interest expense. Changes in revenue are primarily driven by the level of market interest rates, cost assumptions in pricing, mix of business, and competitive environment. Changes in interest expense are primarily driven by the level of market interest rates, borrowing spreads, and asset-liability management.

- *Credit Loss* – Credit Loss is reflected within the *Provision for credit losses* on the income statement.
  - Credit loss is the change in the provision for credit losses at prior period exchange rates. For analysis purposes, management splits the provision for credit losses into net charge-offs and the change in the allowance for credit losses.
  - Net charge-off changes are primarily driven by the number of repossessions, severity per repossession, and recoveries. Changes in the allowance for credit losses are primarily driven by changes in historical trends in credit losses and recoveries, changes in the composition and size of our present portfolio, changes in trends in historical used vehicle values, and changes in economic conditions. For additional information, refer to the "Critical Accounting Estimates" section below.

- *Lease Residual* – Lease Residual is reflected within *Depreciation on vehicles subject to operating leases* on the income statement.
  - Lease residual measures changes to residual performance at prior period exchange rates. For analysis purposes, management splits residual performance primarily into residual gains and losses, and the change in accumulated supplemental depreciation.
  - Residual gain and loss changes are primarily driven by the number of vehicles returned to us and sold, and the difference between the auction value and the depreciated value (which includes both base and accumulated supplemental depreciation) of the vehicles sold. Changes in accumulated supplemental depreciation are primarily driven by changes in our estimate of the expected auction value at the end of the lease term, and changes in our estimate of the number of vehicles that will be returned to us and sold. For additional information, refer to the "Critical Accounting Estimates" section below.

- *Exchange* – Reflects changes in pre-tax results driven by the effects of converting functional currency income to U.S. dollars and is reflected in all lines on the income statement.

- *Other* – Primarily includes *Operating expenses*, *Other revenue*, and *Insurance expenses* on the income statement at prior period exchange rates.
  - Changes in operating expenses are primarily driven by salaried personnel costs, facilities costs, and costs associated with the origination and servicing of customer contracts.
  - In general, other revenue changes are primarily driven by changes in earnings related to market valuation adjustments to derivatives (primarily related to movements in interest rates), which are included in Unallocated Other, and other miscellaneous items.

Results of Operations - 2016

The following chart shows our key metrics:



* Reconciliation to GAAP provided in the "Financial Condition" section

Our year-end 2016 receivables were higher than a year ago, in line with expectations. While full year pre-tax profit was lower, it remained solid at $1,879 million.

Our portfolio performance remained robust, despite higher LTRs.

Our origination, servicing and collection practices remained disciplined and consistent.

Our net income was $1.4 billion in 2016, about the same as 2015.

The following chart shows the decrease in pre-tax profit by causal factor:



FY 2016 PRE-TAX RESULTS (MILS)

Ford Credit's lower full year pre-tax profit is primarily explained by unfavorable lease residual performance and credit losses. Favorable volume and mix, driven by growth in consumer and non-consumer finance receivables globally and operating leases in the Americas, was a partial offset.

Lease residual performance primarily reflects higher depreciation in the Americas as we expect lower auction values in the future.

Credit loss performance primarily reflects higher charge-offs in the Americas.

Results of operations by segment for the years ended December 31 are shown below (in millions). For additional information, see Note 17 of our Notes to the Financial Statements.

	2015	2016	2016 Over/(Under) 2015
Income before income taxes			
Americas Segment	$ 1,763	$ 1,511	$ (252)
Europe Segment	297	238	(59)
Asia Pacific Segment	27	61	34
Total Segments	2,087	1,810	(277)
Unallocated Other	(1)	69	70
Income before income taxes	$ 2,086	$ 1,879	$ (207)

Americas Segment

Americas Segment lower full year pre-tax profit for 2016 is primarily explained by unfavorable lease residual performance and higher credit losses, partially offset by favorable volume and mix. The unfavorable lease residual performance reflects higher depreciation related to expected lower auction values in the lease portfolio and credit loss performance reflects higher charge-offs. The favorable volume and mix was driven by growth in all products.

Europe Segment

Europe Segment lower full year pre-tax profit for 2016 is primarily explained by lower financing margins as a result of lower portfolio yield, higher costs due to FCE Bank's settlement of a pension deficit in a Ford-sponsored retirement plan (offset fully in Ford of Europe's results), and the adverse effect of the stronger U.S. dollar compared to the euro and pound sterling. Favorable volume and mix, driven by growth in consumer and non-consumer finance receivables, was a partial offset.

Asia Pacific Segment

Asia Pacific Segment higher full year pre-tax profit for 2016 primarily reflects favorable volume and mix, driven by growth in consumer and non-consumer finance receivables, and higher financing margin. Higher operating expense was a partial offset.

Unallocated Other

Unallocated Other primarily reflects favorable performance in market valuation adjustments to derivatives. For additional information, see Notes 9 and 17 of our Notes to the Financial Statements.

Results of Operations - 2015

The following chart shows our key metrics:



Our receivables were higher than year-end 2014.

On a pre-tax basis we earned $2.1 billion in 2015, up $232 million from 2014. Our net income was $1.4 billion in 2015, compared with $1.7 billion in 2014. The decrease in net income reflects the nonrecurrence of favorable tax items recorded in 2014. For additional information, see Note 12 of our Notes to the Financial Statements. In 2015, we paid distributions of $250 million.

The following chart shows the increase in pre-tax profit by causal factor:



FY 2015 PRE-TAX RESULTS (MILS)

Pre-tax profit improved compared with 2014. The improvement is more than explained by favorable volume and mix, driven by growth in all products globally.

Higher credit losses and the adverse effect of the stronger U.S. dollar were partial offsets. The higher credit losses, primarily in the Americas, reflect reserve increases in 2015 compared with reserve releases in 2014. Charge-offs were also higher.

Results of our operations by segment for the years ended December 31 are shown below (in millions). For additional information, see Note 17 of our Notes to the Financial Statements.

	2014	2015	2015 Over/(Under) 2014
Income before income taxes			
Americas Segment	$ 1,509	$ 1,763	$ 254
Europe Segment	338	297	(41)
Asia Pacific Segment	13	27	14
Total Segments	1,860	2,087	227
Unallocated Other	(6)	(1)	5
Income before income taxes	$ 1,854	$ 2,086	$ 232

Americas Segment

Americas Segment higher full year pre-tax profit is more than explained by favorable volume and mix, driven by growth in all products. A partial offset was higher credit losses, reflecting higher charge-offs and reserve increases in 2015 compared with reserve releases in 2014.

Europe Segment

Europe Segment decrease in full year pre-tax profit reflects lower financing margin, driven by lower portfolio yield, higher operating costs, and the adverse effect of the stronger U.S. dollar compared to the euro and pound sterling. Favorable volume and mix, driven by growth in all products, was a partial offset.

Asia Pacific Segment

Asia Pacific Segment higher full year pre-tax profit is more than explained by favorable volume and mix, reflecting growth in consumer and non-consumer finance receivables, and higher financing margin. Higher credit losses and higher operating expense were partial offsets.

Unallocated Other

Unallocated Other is largely unchanged. For additional information, see Notes 9 and 17 of our Notes to the Financial Statements.

Financing Shares and Contract Placement Volume

Our focus is on supporting Ford and Lincoln dealers and customers. This includes going to market with Ford and our dealers to support vehicle sales with financing products and marketing programs. Ford's marketing programs may encourage or require Ford Credit financing and influence the financing choices customers make. As a result, our financing share, volume, and contract characteristics vary from period to period as Ford's marketing programs change.

The following chart shows our United States and Canada retail installment and lease share of new Ford- and Lincoln-brand vehicle retail sales and wholesale financing share of new Ford- and Lincoln-brand vehicles acquired by dealers. Also shown is the Americas' consumer financing contract placement volume for new and used vehicles. All data is for the years ended December 31:

AMERICAS FINANCING SHARES AND CONTRACT PLACEMENT VOLUME

	2012	2013	2014	2015	2016
Financing Shares					
Retail installment and lease share of Ford retail sales (excl. Fleet)					
United States	54 %	56 %	63 %	65 %	56 %
Canada	55	65	67	73	75
Wholesale share					
United States	78 %	77 %	77 %	76 %	76 %
Canada	66	65	64	64	61
Contract Placement Volume -- New and used retail / lease (000)					
United States	978	1,122	1,231	1,342	1,159
Canada	114	140	149	160	181
Mexico	0	4	25	26	47
Total Americas Segment	1,092	1,266	1,405	1,528	1,387

The decrease in 2016 full year total contract volume is more than explained by lower retail installment and lease financing share in the United States.

The following chart shows Europe's retail installment and lease share of new Ford-brand vehicles sold and wholesale financing share of new Ford-brand vehicles acquired by dealers. Also shown is Europe's consumer financing contract placement volume for new and used vehicles. All data is for the years ended December 31:

EUROPE FINANCING SHARES AND CONTRACT PLACEMENT VOLUME

	2012	2013	2014	2015	2016
Financing Shares (incl. Fleet)					
Retail installment and lease share of total Ford sales					
U.K.	32 %	38 %	40 %	40 %	38 %
Germany	46	45	48	48	47
Total Europe Segment	32	34	36	37	37
Wholesale share					
U.K.	100 %	100 %	100 %	100 %	100 %
Germany	92	92	92	93	93
Total Europe Segment	98	98	98	98	98
Contract Placement Volume -- New and used retail / lease (000)					
U.K.	136	171	195	207	201
Germany	130	127	135	140	149
All Other	126	106	130	158	177
Total Europe Segment	392	404	460	505	527

The increase in 2016 full year total contract volume is more than explained by higher industry volume.

The following chart shows Asia Pacific's retail installment share of new Ford- and Lincoln-brand vehicles sold by dealers and wholesale financing share of new Ford- and Lincoln-brand vehicles acquired by dealers. Also shown is Asia Pacific's consumer financing contract placement volume for new and used vehicles. All data is for the years ended December 31:

ASIA PACIFIC FINANCING SHARES AND CONTRACT PLACEMENT VOLUME

	2012	2013	2014	2015	2016
Financing Shares (incl. Fleet)					
Retail installment share of total Ford sales					
China	14 %	13 %	13 %	12 %	19 %
India	-	-	-	1	5
Wholesale share					
China	58 %	59 %	62 %	56 %	58 %
India	-	-	-	14	29
Contract Placement Volume -- New and used retail (000)					
China	58	92	109	108	192
India	-	-	-	-	5
Total Asia Pacific Segment	58	92	109	108	197

The increase in 2016 full year total contract volume from a year ago primarily reflects growth in China.

Our operations in China achieved record 2016 full year contract volume, as more consumers choose to finance the purchase of vehicles. The increased China volume was a result of higher retail installment financing share driven by Ford's marketing programs.

Financial Condition

Finance Receivables and Operating Leases

Our receivables, including finance receivables and operating leases, were as follows:

RECEIVABLES (Bils)	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Net Receivables*			
Finance receivables -- Americas			
Consumer retail financing	$44.4	$49.6	$54.1
Non-consumer: Dealer financing**	23.7	26.3	27.9
Non-consumer: Other	1.0	0.9	1.1
Total finance receivables -- Americas	$69.1	$76.8	$83.1
Finance receivables -- Europe			
Consumer retail financing	$9.7	$10.5	$11.1
Non-consumer: Dealer financing**	6.7	7.9	7.3
Non-consumer: Other	0.2	0.3	0.1
Total finance receivables -- Europe	$16.6	$18.7	$18.5
Finance receivables -- Asia Pacific			
Consumer retail financing	$1.8	$2.0	$2.9
Non-consumer: Dealer financing**	1.5	1.8	1.8
Non-consumer: Other	-	-	-
Total finance receivables -- Asia Pacific	$3.3	$3.8	$4.7
Unearned interest supplements	(1.8)	(2.1)	(2.8)
Allowance for credit losses	(0.3)	(0.4)	(0.5)
Finance receivables, net	$86.9	$96.8	$103.0
Net investment in operating leases	21.5	25.1	27.2
Total net receivables	$108.4	$121.9	$130.2
Managed Receivables			
Total net receivables (GAAP)	$108.4	$121.9	$130.2
Unearned interest supplements and residual support	3.9	4.5	5.3
Allowance for credit losses	0.4	0.4	0.5
Other, primarily accumulated supplemental depreciation	0.1	0.4	0.9
Total managed receivables (Non-GAAP)	$112.8	$127.2	$136.9

_____

*   At December 31, 2014, 2015, and 2016, includes consumer receivables before allowance for credit losses of $24.4 billion, $27.6 billion, and $32.5 billion, respectively, and non-consumer receivables before allowance for credit losses of $21.8 billion, $26.1 billion, and $26.0 billion, respectively, that have been sold for legal purposes in securitization transactions but continue to be reported in our consolidated financial statements. In addition, at December 31, 2014, 2015, 2016, includes net investment in operating leases before allowance for credit losses of $9.6 billion, $13.3 billion, and $11.8 billion, respectively, that have been included in securitization transactions but continue to be reported in our consolidated financial statements. The receivables and net investment in operating leases are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations or the claims of Ford Credit's other creditors. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions. For additional information on our securitization transactions, refer to the "Securitization Transactions" and "On-Balance Sheet Arrangements" sections below and Note 7 of our Notes to the Financial Statements.

** Dealer financing primarily includes wholesale loans to dealers to finance the purchase of vehicle inventory.

Receivables at December 31, 2016 increased from year-end 2015, driven by growth in consumer finance receivables globally and operating leases in the Americas.

Credit Risk

Credit risk is the possibility of loss from a customer's or dealer's failure to make payments according to contract terms. Credit losses are a normal part of a lending business, and credit risk has a significant impact on our business. We actively manage the credit risk of our consumer (retail financing and operating lease) and non-consumer (dealer financing) receivables to balance our level of risk and return using our consistent underwriting standards, effective proprietary scoring system (discussed below), and world-class servicing. The allowance for credit losses (also referred to as the credit loss reserve) represents our estimate of the probable credit losses inherent in our finance receivables and operating leases as of the balance sheet date. The allowance for credit losses is estimated using a combination of models and management judgment, and is based on such factors as historical loss performance, portfolio quality, and receivable levels. The adequacy of our allowance for credit losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. A description of our allowance setting process is provided in the "Critical Accounting Estimates - Allowance for Credit Losses" section below.

Most of our charge-offs are related to retail finance and operating lease contracts. Charge-offs are affected by the number of vehicle repossessions, the unpaid balance outstanding at the time of repossession, the auction price of repossessed vehicles, and other charge-offs. We also incur credit losses on our dealer financing, but default rates for these receivables historically have been substantially lower than those for retail finance and operating lease contracts. For additional information on severity, refer to the "Critical Accounting Estimates - Allowance for Credit Losses" section below.

In purchasing retail finance and operating lease contracts, we use a proprietary scoring system that measures credit quality using information in the credit application, proposed contract terms, credit bureau data, and other information we obtain. After a proprietary risk score is generated, we decide whether to purchase a contract using a decision process based on a judgmental evaluation of the applicant, the credit application, the proposed contract terms, credit bureau information (e.g., FICO score), proprietary risk score, and other information. Our evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, applicant credit history, and stability as key considerations. While FICO is a part of our scoring system, our models enable us to more effectively determine the probability that a customer will pay than using credit scores alone. When we originate business, our models project expected losses and we price accordingly. We ensure the business fits our risk appetite. For additional information on the quality of our receivables, see Note 4 of our Notes to the Financial Statements.

U.S. Origination Metrics

We support customers across the credit spectrum. Our higher risk business, as classified at contract inception, consistently represents 5%-6% of our portfolio and has been stable for over 10 years.

The following charts show annual trends for FICO and higher risk mix and retail contract terms:

U.S. ORIGINATION METRICS





The average placement FICO score remained consistent.

Our average retail term remains largely unchanged from last year, and retail contracts of 73 months and longer continued to be a relatively small part of our business. We remain focused on managing the trade cycle – building customer relationships and loyalty while offering financing products and terms customers want.

Our origination and risk management processes deliver robust portfolio performance.

U.S. Credit Losses

The following charts show the primary drivers of credit losses in the U.S. retail and lease business, which comprised 73% of our worldwide consumer portfolio at December 31, 2016. Loss-to-Receivables ("LTR") ratios are charge-offs divided by average managed receivables.

U.S. RETAIL AND LEASE CREDIT LOSS DRIVERS







Credit losses have been at historically low levels for quite some time, and we continue to see credit losses increase toward more normal levels.

Delinquencies and the repossession ratio were up from last year.

Severities have increased over the last number of years. These increases include factors such as higher average amount financed, longer-term financing, shorter average time to repossession, lower auction values, and higher principal outstanding at repossession.

Lower auction values accounted for about half of the severity increase in 2016 from the prior year, with the other half explained by the other factors.

Charge-offs and the LTR ratio were up year-over-year, primarily reflecting higher defaults and higher severities. The higher defaults reflect an increased default frequency as well as growth in receivables.

Worldwide Credit Losses

The following charts show annual trends of charge-offs (credit losses, net of recoveries), LTR ratios, credit loss reserve, and our credit loss reserve as a percentage of end-of-period ("EOP") managed receivables:

WORLDWIDE CREDIT LOSS METRICS





Our worldwide credit loss metrics remain strong. The worldwide LTR ratio is higher than last year, primarily reflecting the U.S. retail and lease business as covered above.

Our credit loss reserve is based on such factors as historical loss performance, portfolio quality and receivable levels. The credit loss reserve was higher at December 31, 2016, compared to December 31, 2015, reflecting credit loss performance trends and growth in retail receivables.

The reserve as a percent of managed receivables was up from 2015.

Residual Risk

Leasing is an important product that many customers want and value, and lease customers also are more likely to buy or lease another Ford or Lincoln vehicle. We manage our lease share with an enterprise view to support sales, protect residual values, and manage the trade cycle. Ford Credit and Ford work together under a leasing strategy that considers share, term, model mix, geography, and other factors.

We are exposed to residual risk on operating leases and similar balloon payment products where the customer may return the financed vehicle to us. Residual risk is the possibility that the amount we obtain from returned vehicles will be less than our estimate of the expected residual value for the vehicle. We estimate the expected residual value by evaluating recent auction values, return volumes for our leased vehicles, industrywide used vehicle prices, marketing incentive plans, and vehicle quality data. For operating leases, changes in expected residual values impact the depreciation expense, which is recognized on a straight-line basis over the life of the lease.

For additional information on our residual risk on operating leases, refer to the "Critical Accounting Estimates - Accumulated Depreciation on Vehicles Subject to Operating Leases" below and Note 5 "Net Investment in Operating Leases."

Americas Retail Operating Lease Experience

The United States and Canada markets within our Americas segment accounted for 99% of Ford Credit's total operating leases at December 31, 2016. The following table shows operating lease placement, termination, and return volumes for this segment for the years ended December 31 (in thousands, except for percentages):

	2014	2015	2016
Placements (a)	408	461	445
Terminations (b)	261	273	358
Returns (c)	193	187	255
Memo:			
Return rates	74%	68%	71%

_____
(a)   Placement volume measures the number of leases we purchase in a given period.
(b)   Termination volume measures the number of vehicles for which the lease has ended in a given period.
(c)   Return volume reflects the number of vehicles returned to us by customers at lease end.

In 2016, placement volume was down about 16,000 units compared with 2015, primarily reflecting changes in Ford's marketing programs. Termination volume increased by about 85,000 units compared with 2015, reflecting higher lease placements relative to prior years. Return volume increased about 68,000 units compared with 2015, reflecting higher termination volumes and an increased return rate.

U.S. Ford- and Lincoln-Brand Operating Lease Experience

The following charts show lease placement volume and lease share of Ford- and Lincoln-brand retail sales for vehicles in the respective periods. The U.S. operating lease portfolio accounted for 89% of our total net investment in operating leases at December 31, 2016.

U.S. LEASE ORIGINATION METRICS





* Source: JD Power PIN

Our 2016 full year lease placement volume was down slightly compared with 2015. Industry leasing continued to grow in 2016; however, our 2016 full year lease share was flat compared to last year and remains below the industry, reflecting the parameters of our leasing strategy.

The following charts show lease return volumes and auction values at incurred vehicle mix for vehicles returned in the respective periods.

U.S. LEASE RESIDUAL PERFORMANCE





Our 2016 lease return volume was higher than 2015, reflecting higher lease placements in recent years and an increased return rate. The higher mix of 36-month leases returning in 2016 reflects the shift toward longer term leasing made in 2013.

In 2016, our off-lease auction values were lower than 2015, primarily reflecting higher return volume and lower auction values on smaller vehicles.

Over the last several years, we have seen industry lease share grow with rising industry volumes. As a result, the supply of off-lease vehicles is higher and will continue to grow for the next several years. We expect the increased supply of used vehicles to continue to put downward pressure on auction values.

Credit Ratings

Our short-term and long-term debt is rated by four credit rating agencies designated as nationally recognized statistical rating organizations ("NRSROs") by the U.S. Securities and Exchange Commission:

- DBRS Limited ("DBRS");
- Fitch, Inc. ("Fitch");
- Moody's Investors Service, Inc. ("Moody's"); and
- Standard & Poor's Ratings Services, a division of McGraw Hill Financial ("S&P").

In several markets, locally recognized rating agencies also rate us. A credit rating reflects an assessment by the rating agency of the credit risk associated with a corporate entity or particular securities issued by that entity. Rating agencies' ratings of us are based on information provided by us and other sources. Credit ratings assigned to us from all of the NRSROs are closely associated with their opinions on Ford. Credit ratings are not recommendations to buy, sell, or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria for evaluating company risk and, therefore, ratings should be evaluated independently for each rating agency.

In the first half of 2016, Ford Credit received rating upgrades from each of these NRSROs. The following chart summarizes certain of the credit ratings and outlook presently assigned by these four NRSROs:

| | NRSRO RATINGS | | | |
| | Ford Credit | | | NRSROs |
	Long-Term Senior Unsecured	Short-Term Unsecured	Outlook/ Trend	Minimum Long-Term Investment Grade Rating
DBRS	BBB	R-2M	Stable	BBB (low)
Fitch	BBB	F2	Stable	BBB-
Moody's	Baa2	P-2	Stable	Baa3
S&P	BBB	A-2	Stable	BBB-

Funding and Liquidity

Our primary funding and liquidity objective is to maintain a strong investment grade balance sheet with ample liquidity to support our financing activities and growth under a variety of market conditions, including short-term and long-term market disruptions.

Our funding strategy remains focused on diversification, and we plan to continue accessing a variety of markets, channels, and investors.

Our liquidity profile continues to be diverse, robust, and focused on maintaining liquidity levels that meet our business and funding requirements. We annually stress test our balance sheet and liquidity to ensure that we continue to meet our financial obligations through economic cycles.

Funding Sources

Our funding sources include primarily unsecured debt and securitization transactions (including other structured financings). We issue both short-term and long-term debt that is held by both institutional and retail investors, with long-term debt having an original maturity of more than 12 months.

We sponsor a number of securitization programs that can be structured to provide both short-term and long-term funding through institutional investors in the United States and international capital markets. For additional information on our securitization transactions, refer to the "Securitization Transactions" section below.

We obtain short-term unsecured funding from the sale of floating rate demand notes under our Ford Interest Advantage program and by issuing unsecured commercial paper in the United States and other international markets. At December 31, 2016, the principal amount outstanding of Ford Interest Advantage notes, which may be redeemed at any time at the option of the holders thereof without restriction, was $6.0 billion. At December 31, 2016, the principal amount outstanding of our unsecured commercial paper was $4.5 billion, which primarily represents issuance under our commercial paper program in the United States.

We maintain multiple sources of readily available liquidity to fund the payment of our unsecured short-term debt obligations.

Cost of Funding Sources

The cost of securitization transactions and unsecured debt funding is based on a margin or spread over a benchmark interest rate. Spreads are typically measured in basis points. Our asset-backed funding and unsecured long-term debt costs are based on spreads over U.S. Treasury securities of similar maturities, a comparable London Interbank Offered Rate ("LIBOR"), or other comparable benchmark rates. The funding costs of our floating rate demand notes change depending on market conditions.

During 2016, the weighted average spread of the triple-A rated notes offered in our U.S. public retail securitization transactions ranged from 17 to 45 basis points over the relevant benchmark rates and our U.S. institutional unsecured long-term debt transaction spreads ranged from 83 to 224 basis points over the relevant benchmark rates.

Funding Portfolio

The following chart shows the trends in funding for our managed receivables:



FUNDING STRUCTURE – MANAGED RECEIVABLES*

(Bils)

	Year-End 2014	Year-End 2015	Year-End 2016
Total	$113	$127	$137
Commercial Paper	$2	$2	$4
Ford Interest Advantage	$6	$6	$6
Term Asset-Backed Securities**	$43	$50	$50
Term Debt (incl Bank Borrowings)	$55	$62	$66
Other	$5	$6	$9
Equity	$11	$12	$13
Cash***	$9	$11	$11
Securitized Funding as Pct. of Managed Receivables	38%	39%	37%

* Reconciliation to GAAP provided in the "Financial Condition" section
** Obligations issued in securitization transactions that are payable only out of collections on the underlying securitized assets and related enhancements
*** Cash, cash equivalents, and marketable securities (excludes amounts related to insurance activities)

Managed receivables of $137 billion at the end of 2016 were funded primarily with term debt and term asset-backed securities. Securitized funding as a percent of managed receivables was 37%.

We expect the mix of securitized funding to trend lower over time. However, the calendarization of the funding plan may result in quarterly fluctuations of the securitized funding percentage.

Public Term Funding Plan

The following chart shows our issuances for 2014, 2015, and 2016, and our planned issuances for 2017, excluding short-term funding programs:

PUBLIC TERM FUNDING PLAN

(Bils)	2014 Actual	2015 Actual	2016 Actual	2017 Forecast	
Unsecured					**Issuance plans are**
- Ford Motor Credit	$8	$11	$10	$8 - 10	**consistent with**
- Ford Credit Canada	2	1	1	1 - 2	**prior years**
- FCE Bank	3	4	3	2 - 3	
- Rest of World	0	0	0	1	**Issuances remain**
Total Unsecured*	$13	$17	$14	$12 - 16	**diversified across**
					platforms and markets
Securitizations**	15	13	13	12 - 14	
Total Public*	$28	$30	$28	$24 - 30	

* Numbers may not sum due to rounding
** Includes public securitization transactions and Rule 144A offerings sponsored by Ford Motor Credit, Ford Credit Canada, FCE Bank and Ford Automotive Finance (China)

In 2016, we completed $28 billion of public term funding.

For 2017, we project full-year public term funding in the range of $24 billion to $30 billion. Through February 8, 2017, we have completed over $5 billion of public term issuances.

Liquidity Sources

We define gross liquidity as cash, cash equivalents, and marketable securities (excluding amounts related to insurance activities) and committed capacity (which includes our credit and asset-backed facilities and bank lines), less utilization of liquidity. Utilization of liquidity is the amount funded under our liquidity sources and also includes the cash and cash equivalents required to support securitization transactions. Securitization cash is cash held for the benefit of the securitization investors (for example, a reserve fund). Net liquidity available for use is defined as gross liquidity less certain adjustments for asset-backed capacity in excess of eligible receivables and cash related to the Ford Credit Revolving Extended Variable-utilization program ("FordREV"), which can be accessed through future sales of receivables. While not included in available liquidity, these adjustments represent additional funding sources for future originations.

The following chart shows our liquidity sources and utilization:

LIQUIDITY SOURCES

(Bils)	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016	
Liquidity Sources				
Cash*	$8.9	$11.2	$10.8	
Committed ABS facilities**	33.7	33.2	34.6	Committed Capacity $40.1 billion
Other unsecured credit facilities	1.6	2.3	2.5	
Ford corporate credit facility allocation	2.0	3.0	3.0	
Total liquidity sources	$46.2	$49.7	$50.9	
Utilization of Liquidity				
Securitization cash***	$(2.4)	$(4.3)	$(3.4)	
Committed ABS facilities	(15.3)	(20.6)	(19.9)	
Other unsecured credit facilities	(0.4)	(0.8)	(0.7)	
Ford corporate credit facility allocation	-	-	-	
Total utilization of liquidity	$(18.1)	$(25.7)	$(24.0)	
Gross liquidity	$28.1	$24.0	$26.9	
Adjustments****	(1.6)	(0.5)	0.1	
Net liquidity available for use	$26.5	$23.5	$27.0	

   * Cash, cash equivalents, and marketable securities (excludes amounts related to insurance activities)
   ** Committed asset-backed security ("ABS") facilities are subject to availability of sufficient assets, ability to obtain derivatives to manage interest rate risk, and exclude FCE access to the Bank of England's Discount Window Facility
   *** Used only to support on-balance sheet securitization transactions
   **** Adjustments include other committed ABS facilities in excess of eligible receivables and certain cash within FordREV available through future sales of receivables

Our liquidity available for use will fluctuate quarterly based on factors including near-term debt maturities, receivable growth, and timing of funding transactions. We target liquidity of at least $25 billion. At December 31, 2016, our liquidity available for use was $27 billion, $3.5 billion higher than year-end 2015.

Our sources of liquidity include cash, committed asset-backed facilities, unsecured credit facilities, and the corporate credit facility allocation.

Cash, Cash Equivalents, and Marketable Securities. At December 31, 2016, our cash, cash equivalents, and marketable securities (excluding amounts related to insurance activities) totaled $10.8 billion, compared with $11.2 billion at year-end 2015. In the normal course of our funding activities, we may generate more proceeds than are required for our immediate funding needs. These excess amounts are held primarily in highly liquid investments, which provide liquidity for our anticipated and unanticipated cash needs and give us flexibility in the use of our other funding programs. Our cash, cash equivalents, and marketable securities (excluding amounts related to insurance activities) primarily include U.S. Department of Treasury obligations, federal agency securities, bank time deposits with investment-grade institutions, commercial paper rated A-1/P-1 or higher, debt obligations of a select group of non-U.S. governments, non-U.S. governmental agencies, supranational institutions, non-U.S. central banks, and money market funds that carry the highest possible ratings.

The average maturity of these investments ranges from approximately three to six months and is adjusted based on market conditions and liquidity needs. We monitor our cash levels and average maturity on a daily basis. Cash, cash equivalents, and marketable securities included amounts to be used only to support our securitization transactions of $3.4 billion and $4.3 billion at December 31, 2016 and 2015, respectively.

Committed Capacity. At December 31, 2016, our committed capacity totaled $40.1 billion, compared with $38.5 billion at December 31, 2015. Our committed capacity is primarily comprised of committed ABS facilities from bank-sponsored commercial paper conduits and other financial institutions, unsecured credit facilities with financial institutions, and allocated commitments under the Ford corporate credit facility.

Committed Asset-Backed Facilities. We and our subsidiaries have entered into agreements with a number of bank-sponsored asset-backed commercial paper conduits and other financial institutions. Such counterparties are contractually committed, at our option, to purchase from us eligible retail receivables or to purchase or make advances under asset-backed securities backed by retail or wholesale finance receivables or operating leases for proceeds of up to $34.6 billion ($18.2 billion of retail financing, $6.1 billion of wholesale financing, and $10.3 billion of operating leases) at December 31, 2016. These committed facilities have varying maturity dates, with $17.5 billion having maturities within the next twelve months and the remaining balance having maturities through 2018. We plan capacity renewals to protect our global funding needs, optimize capacity utilization, and maintain sufficient liquidity.

Our ability to obtain funding under these facilities is subject to having a sufficient amount of eligible assets as well as our ability to obtain interest rate hedging arrangements for certain facilities. At December 31, 2016, $19.9 billion of these commitments were in use. These programs are free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements), and generally, credit rating triggers that could limit our ability to obtain funding. However, the unused portion of these commitments may be terminated if the performance of the underlying assets deteriorates beyond specified levels. Based on our experience and knowledge as servicer of the related assets, we do not expect any of these programs to be terminated due to such events.

FCE Bank plc ("FCE") has pre-positioned retail receivables with the Bank of England which supports access to the Discount Window Facility. Pre-positioned assets are neither pledged to nor held as collateral by the Bank of England unless the Discount Window Facility is accessed. FCE's eligibility to access the Discount Window Facility is not reflected in the Liquidity Sources chart above.

Unsecured Credit Facilities. At December 31, 2016, we and our majority-owned subsidiaries had $5.5 billion of contractually committed unsecured credit facilities with financial institutions, including the FCE Credit Agreement (as defined below) and the allocation under Ford's corporate credit facility. At December 31, 2016, $4.8 billion was available for use.

FCE's £990 million (equivalent to $1.2 billion at December 31, 2016) syndicated credit facility (the "FCE Credit Agreement") matures in 2019. At December 31, 2016, £690 million (equivalent to $850 million) was available for use. The FCE Credit Agreement contains certain covenants, including an obligation for FCE to maintain its ratio of regulatory capital to risk-weighted assets at no less than the applicable regulatory minimum, and for the support agreement between FCE and Ford Credit to remain in full force and effect (and enforced by FCE to ensure that its net worth is maintained at no less than $500 million).

Lenders under the Ford corporate credit facility have commitments totaling $13.4 billion, with 75% of the commitments maturing on April 30, 2021 and 25% of the commitments maturing on April 30, 2019. Ford has allocated $3.0 billion of commitments, including commitments under a Chinese renminbi sub-facility, to us on an irrevocable and exclusive basis to support our growth and liquidity. At December 31, 2016, all $3.0 billion was available for use.

Funding and Liquidity Risks

Our funding plan is subject to risks and uncertainties, many of which are beyond our control, including disruption in the capital markets that could impact both unsecured debt and asset-backed securities issuance and the effects of regulatory changes on the financial markets.

Despite our diverse sources of funding and liquidity, our ability to maintain liquidity may be affected by the following factors (not necessarily listed in order of importance or probability of occurrence):

- Prolonged disruption of the debt and securitization markets;
- Global capital market volatility;
- Market capacity for Ford- and Ford Credit-sponsored investments;
- General demand for the type of securities we offer;
- Our ability to continue funding through asset-backed financing structures;
- Performance of the underlying assets within our asset-backed financing structures;
- Inability to obtain hedging instruments;
- Accounting and regulatory changes;
- Our ability to maintain credit facilities and committed asset-backed facilities; and
- Credit ratings assigned to us.

Stress Tests

We annually conduct stress testing on our funding and liquidity sources to ensure we can continue to meet our financial obligations and support the sale of Ford vehicles during firm-specific and market-wide stress events. Stress tests are intended to quantify the potential impact of various adverse scenarios on the balance sheet and liquidity. These scenarios include assumptions on access to unsecured and secured debt markets, runoff of short-term funding, and ability to renew expiring liquidity commitments and are measured over various time periods, including 30 days, 90 days, and longer term. We target a sufficient amount and composition of liquidity to withstand such stresses. Our stress test does not assume any additional funding, liquidity, or capital support from Ford. We routinely develop contingency funding plans as part of our liquidity stress testing.

Balance Sheet Liquidity Profile

We define our balance sheet liquidity profile as the cumulative maturities, including the impact of expected prepayments, of our finance receivables, investment in operating leases, and cash, less the cumulative debt maturities over upcoming annual periods. Our balance sheet is inherently liquid because of the short-term nature of our finance receivables, investment in operating leases, and cash. We ensure our cumulative debt maturities have a longer tenor than our cumulative asset maturities. This positive maturity profile is intended to provide additional liquidity after all assets have been funded and is in addition to our liquidity stress test.

The following chart shows our cumulative maturities for the periods presented:



BALANCE SHEET LIQUIDITY PROFILE

Cumulative Maturities at December 31, 2016 (Bils)

* Includes finance receivables net of unearned income, investment in operating leases net of accumulated depreciation, cash and cash equivalents, and marketable securities (excluding amounts related to insurance activities)
** Retail and lease ABS are treated as amortizing to match the underlying assets
*** Includes all of the wholesale ABS term maturities of $9.1 billion that otherwise contractually extend to 2018 and beyond

Maturities of investment in operating leases consist primarily of the portion of rental payments attributable to depreciation over the remaining life of the lease and the expected residual value at lease termination. For additional information on maturities of finance receivables and debt, see Notes 4 and 11 of our Notes to the Financial Statements. Maturities of finance receivables and investment in operating leases in the chart above include expected prepayments for our retail installment sale contracts and investment in operating leases. The 2017 finance receivables maturities in the chart above also include all of the wholesale receivables maturities that are otherwise shown in Note 4 as extending beyond 2017. The chart above also reflects the following adjustments to debt maturities in Note 11 to match all of the asset-backed debt maturities with the underlying asset maturities:

- The 2017 maturities include all of the wholesale securitization transactions, even if the maturities extend beyond 2017; and
- Retail securitization transactions under certain committed asset-backed facilities are assumed to amortize immediately rather than amortizing after the expiration of the commitment period.

Securitization Transactions

Overview

We securitize finance receivables and net investment in operating leases through a variety of programs using amortizing, variable funding, and revolving structures. We also sell finance receivables in structured financing transactions. Due to the similarities between securitization and structured financing, we refer to structured financings as securitization transactions. Our securitization programs are targeted to institutional investors in both public and private transactions. We completed our first securitization transaction in 1988, and participate in a number of securitization markets including the United States, Canada, several European countries, Mexico, and China.

Our securitization transactions involve sales to consolidated entities or we maintain control over the assets. As a result, the securitized assets and related debt remain on our balance sheet and affect our financial condition, operating results, and liquidity. New programs and new transaction structures typically require substantial development time before coming to market.

Securitization provides us with a lower cost source of funding compared with unsecured debt and it diversifies our funding among different markets and investors. In the United States, we are able to obtain funding within two days for our unutilized capacity in some of our committed asset-backed facilities.

Use of Special Purpose Entities

In a securitization transaction, the securitized assets are generally held by a bankruptcy-remote special purpose entity ("SPE") in order to isolate the securitized assets from the claims of our creditors and ensure that the cash flows on the securitized assets are available for the benefit of securitization investors. Payments to securitization investors are made from cash flows on the securitized assets and any enhancements in the SPE, and not by Ford Credit and are not based on our creditworthiness. Senior asset-backed securities issued by the SPEs generally receive the highest credit ratings from the rating agencies that rate them.

Securitization SPEs have limited purposes and generally are only permitted to purchase the securitized assets, issue asset-backed securities, and make payments on the securities. Some SPEs, such as certain trusts that issue securities backed by retail installment sale contracts, only issue a single series of securities and are dissolved when those securities have been paid in full. Other SPEs, such as the trusts that issue securities backed by wholesale receivables, issue multiple series of securities from time to time and are not dissolved until the last series of securities is paid in full.

Our use of SPEs in our securitization transactions is consistent with conventional practices in the consumer asset-backed securitization industry. We sponsor the SPEs used in all of our securitization programs with the exception of bank-sponsored conduits. None of our officers, directors, or employees holds any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. These SPEs do not own our Shares or shares of any of our affiliates.

Selection of Assets, Enhancements, and Retained Interests

In order to be eligible for inclusion in a securitization transaction, each asset must satisfy certain eligibility criteria designed for the specific transaction. For example, for securitization transactions of retail installment sale contracts, the selection criteria may be based on factors such as location of the obligor, contract term, payment schedule, interest rate, financing program, the type of financed vehicle, and whether the contracts are active and in good standing (e.g., when the obligor is not more than 30-days delinquent or bankrupt). It is our preferred practice to satisfy the applicable eligibility criteria by randomly selecting the assets to be included in a particular securitization from our entire portfolio of assets. However, there may be circumstances in which regulatory or rating agency requirements compel us to intentionally select certain assets.

We provide various forms of credit and payment enhancements to increase the likelihood of receipt by securitization investors of the full amount of interest and principal due on their asset-backed securities. Credit enhancements include (i) over-collateralization (when the principal amount of the securitized assets exceeds the principal amount of related asset-backed securities), (ii) segregated cash reserve funds, (iii) subordinated securities, (iv) excess spread (when interest collections on the securitized assets exceed the related fees and expenses, including interest payments on the related asset-backed securities), and (v) accelerated payments where all excess spread and all principal collections from the receivables are used to repay the asset-backed securities until such securities are repaid in full or a target over-collateralization amount is attained. Payment enhancements include interest rate swaps and other hedging arrangements, liquidity facilities, and certain cash deposits.

We retain interests in our securitization transactions, including subordinated securities issued by the SPE, rights to cash held for the benefit of the securitization investors, and residual interests. Residual interests represent the right to receive collections on the securitized assets in excess of amounts needed to pay securitization investors and to pay other transaction participants and expenses. We retain credit risk in securitization transactions because our retained interests include the most subordinated interests in the securitized assets and are structured to absorb expected credit losses on the securitized assets before any losses would be experienced by investors. Based on past experience, we expect that any losses in the pool of securitized assets would likely be limited to our retained interests. Our retention of credit risk is legally required in most jurisdictions to be at least 5% of the credit risk of the securitized assets and is typically required to be retained for at least two years.

Our Continuing Obligations

We are engaged as servicer to service the securitized assets and securitization transactions. Our servicing duties include collecting payments on the securitized assets, preparing monthly investor reports on the performance of the securitized assets and the securitization transaction, and facilitating payments to securitization investors. While servicing securitized assets, we apply the same servicing policies and procedures that we apply to our owned assets and maintain our normal relationship with our financing customers.

We generally have no obligation to repurchase or replace any securitized asset that subsequently becomes delinquent in payment or otherwise is in default. However, as the seller and servicer of the securitized assets and as the administrator of the securitization SPE, we are obligated to provide certain kinds of support to our securitization transactions, which are customary in the securitization industry. These obligations include performing administrative duties for the SPE and some transaction parties, indemnifications, repurchase obligations on assets that do not meet representations or warranties on eligibility criteria or that have been materially modified, the mandatory sale of additional assets in some revolving transactions, the payment or reimbursement of transaction party expenses and, in some cases, servicer advances of certain amounts. Securitization investors have no recourse to us or our other assets and have no right to require us to repurchase the investments. We generally have no obligation to provide liquidity or contribute cash or additional assets to our SPEs either due to the performance of the securitized assets or the credit rating of our short-term or long-term debt. We do not guarantee any asset-backed securities. We may be required to support the performance of certain securitization transactions, however, by increasing cash reserves.

For certain public offerings of asset-backed securities, we have obligations to report certain information, including asset-level data on the securitized assets, ensure the engagement of an independent asset representations reviewer, cooperate and provide access to information necessary for an asset representations review, and participate in dispute resolution proceedings for unresolved asset repurchase requests.

Structural Features Under Certain Securitization Programs

The following securitization programs contain structural features that could prevent us from using these sources of funding in certain circumstances:

- *Retail Committed Syndicated Facility*. Since October 2013, we have maintained a syndicated liquidity facility requiring the committed lenders to purchase rated, floating-rate asset-backed securities backed by retail installment sale contracts originated in the United States. If the over-collateralization and segregated cash reserve fund balance for any outstanding asset-backed security under this facility decreases below a specified level, each committed lender has the option to terminate its commitment.
- *Revolving Retail Program*. Asset-backed securities under the FordREV program may be supported by a combination of a revolving pool of U.S. retail receivables and cash collateral. Cash generated by the receivables during the revolving period in excess of what is needed to pay certain expenses of the trust and interest on the notes may be used to purchase additional receivables provided that certain tests are met after the purchase. The revolving period ends upon the occurrence of certain events that include if credit losses or delinquencies on the pool of assets supporting the securities exceed specified levels, if certain segregated account balances are below their required levels, and if interest is not paid on the securities.
- *Retail Committed Facilities*. If credit losses or delinquencies on a pool of assets held by a facility exceeds specified levels, or if the level of over-collateralization or credit enhancements for that pool decreases below a specified level, we will not have the right to sell additional pools of assets to that facility.
- *Wholesale Program*. If the payment rates on wholesale receivables in the securitization trust are lower than specified levels or if there are significant dealer defaults, we will be unable to obtain additional funding and any existing funding would begin to amortize.
- *Lease Facility Program*. If credit losses or delinquencies in our portfolio of retail lease contracts exceed specified levels, we will be unable to obtain additional funding from the securitization of retail lease contracts through our committed lease facilities.

On-Balance Sheet Arrangements

Our securitization transactions involve sales to consolidated entities or we maintain control over the assets and, therefore, the securitized assets and related debt remain on our balance sheet. The securitized assets are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions. They are not available to pay our other obligations or the claims of our other creditors. We hold the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions. This debt is the obligation of our consolidated securitization entities and not the obligation of Ford Credit or our other subsidiaries. For additional information on our on-balance sheet arrangements, see Note 7 of our Notes to the Financial Statements.

The following table shows worldwide cash and cash equivalents, receivables, and related debt by segment and product for our on-balance sheet securitization transactions at December 31 (in billions):

	2015			2016		
	Cash and Cash Equivalents	Finance Receivables and Net Investment in Operating Leases (a)	Related Debt (b)	Cash and Cash Equivalents	Finance Receivables and Net Investment in Operating Leases (a)	Related Debt (b)
Finance Receivables						
Americas						
Retail financing	$ 1.4	$ 22.4	$ 20.7	$ 1.5	$ 26.8	$ 24.1
Wholesale financing	2.0	22.4	14.0	0.9	22.6	13.0
Total Americas	3.4	44.8	34.7	2.4	49.4	37.1
Europe						
Retail financing	0.4	4.5	3.7	0.4	5.0	4.1
Wholesale financing	—	3.7	2.1	0.1	3.4	1.2
Total Europe	0.4	8.2	5.8	0.5	8.4	5.3
Asia Pacific						
Retail financing	—	0.7	0.6	—	0.7	0.6
Wholesale financing	—	—	—	—	—	—
Total Asia Pacific	—	0.7	0.6	—	0.7	0.6
Total finance receivables	3.8	53.7	41.1	2.9	58.5	43.0
Net investment in operating leases	0.5	13.3	8.9	0.5	11.8	7.4
Total on-balance sheet arrangements	$ 4.3	$ 67.0	$ 50.0	$ 3.4	$ 70.3	$ 50.4

_____
(a)   Before allowances for credit losses. Unearned interest supplements and residual support are excluded from securitization transactions.
(b)   Includes unamortized discount and debt issuance costs.

Leverage

We use leverage, or the debt-to-equity ratio, to make various business decisions, including evaluating and establishing pricing for finance receivable and operating lease financing, and assessing our capital structure. We refer to our shareholder's interest as equity.

The following chart shows the calculation of our financial statement leverage and managed leverage:

LEVERAGE

(Bils)		Dec. 31, 2014		Dec. 31, 2015		Dec. 31, 2016
Leverage Calculation						
Total debt*	$	105.0	$	119.6	$	126.5
Adjustments for cash**		(8.9)		(11.2)		(10.8)
Adjustments for derivative accounting***		(0.4)		(0.5)		(0.3)
Total adjusted debt	$	95.7	$	107.9	$	115.4
Equity****	$	11.4	$	11.7	$	12.8
Adjustments for derivative accounting***		(0.4)		(0.3)		(0.3)
Total adjusted equity	$	11.0	$	11.4	$	12.5
Financial statement leverage (to 1) (GAAP)		9.2		10.2		9.9
Managed leverage (to 1) (Non-GAAP)		8.7		9.5		9.2

    * Includes debt issued in securitization transactions and payable only out of collections on the underlying securitized assets and related enhancements. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions
    ** Cash, cash equivalents, and marketable securities (excludes amounts related to insurance activities)
    *** Primarily related to market valuation adjustments to derivatives due to movements in interest rates. Adjustments to debt are related to designated fair value hedges and adjustments to equity are related to retained earnings
    **** Shareholder's interest reported on Ford Credit's balance sheet

We believe that managed leverage is useful to our investors because it reflects the way we manage our business. We deduct cash, cash equivalents, and marketable securities (excluding amounts related to insurance activities) because they generally correspond to excess debt beyond the amount required to support our operations and amounts to support on-balance sheet securitization transactions. We make derivative accounting adjustments to our assets, debt, and equity positions to reflect the impact of interest rate instruments we use in connection with our term-debt issuances and securitization transactions. The derivative accounting adjustments related to these instruments vary over the term of the underlying debt and securitized funding obligations based on changes in market interest rates. We generally repay our debt obligations as they mature. As a result, we exclude the impact of these derivative accounting adjustments on both the numerator and denominator in order to exclude the interim effects of changes in market interest rates. For additional information on our use of interest rate instruments and other derivatives, refer to Item 7A.

We plan our managed leverage by considering prevailing market conditions and the risk characteristics of our business. At December 31, 2016, our financial statement leverage was 9.9:1, and managed leverage was 9.2:1. We target managed leverage in the range of 8:1 to 9:1. Managed leverage is above the targeted range reflecting growth in receivables and the continued impact of a strong U.S. dollar, but it continues to trend toward our target range. For information on our planned distributions, refer to the "Outlook" section.

Aggregate Contractual Obligations

We are party to certain contractual obligations involving commitments to make payments to others. Most of these are debt obligations, which are recorded on our balance sheet and disclosed in our Notes to the Financial Statements. Long-term debt may have fixed or variable interest rates. For long-term debt with variable rate interest, we estimate the future interest payments based on projected market interest rates for various floating rate benchmarks received from third parties. In addition, we may enter into contracts with suppliers for purchases of certain services, including operating lease commitments. These arrangements may contain minimum levels of service requirements. Our aggregate contractual obligations at December 31, 2016 are shown below (in millions):

	Payments Due by Period				
	2017	2018 - 2019	2020 - 2021	2022 and Thereafter	Total
Long-term debt (a)	$ 31,655	$ 45,363	$ 23,176	$ 10,881	$ 111,075
Interest payments relating to long-term debt	2,487	3,282	1,636	942	8,347
Operating lease	18	19	10	8	55
Purchase obligations	13	9	2	—	24
Total	$ 34,173	$ 48,673	$ 24,824	$ 11,831	$ 119,501

_____
(a)   Excludes unamortized discounts, unamortized issuance costs, and fair value adjustments.

Liabilities recognized for unrecognized tax benefits of $80 million are excluded from the table above. Due to the high degree of uncertainty regarding the timing of future cash flows associated with income tax liabilities, we are unable to make a reasonably reliable estimate of the amount and period of payment. For additional information on income taxes, see Note 12 of our Notes to the Financial Statements.

For additional information on our long-term debt and operating lease obligations, see Notes 11 and 19, respectively, of our Notes to the Financial Statements.

Critical Accounting Estimates

We consider an accounting estimate to be critical if 1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and 2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

The accounting estimates that are most important to our business involve:

- Allowance for credit losses; and
- Accumulated depreciation on vehicles subject to operating leases.

Management has discussed the development and selection of these critical accounting estimates with Ford's and our audit committees, and these audit committees have reviewed these estimates and disclosures.

Allowance for Credit Losses

The allowance for credit losses represents our estimate of the probable credit loss inherent in finance receivables and operating leases as of the balance sheet date. The adequacy of the allowance for credit losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. For additional information regarding our allowance for credit losses, see Note 6 of our Notes to the Financial Statements.

Nature of Estimates Required. We estimate the probable credit losses inherent in finance receivables and operating leases based on several factors.

Consumer Segment. We estimate the allowance for credit losses on consumer receivables and on operating leases using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses and recoveries (including key metrics such as delinquencies, repossessions, and bankruptcies), the composition of the present portfolio (including vehicle brand, term, risk evaluation, and new/used vehicles), trends in historical used vehicle values, and economic conditions. Estimates from these models rely on historical information and may not fully reflect losses inherent in the present portfolio. Therefore, we may adjust the estimate to reflect management judgment regarding observable changes in recent economic trends and conditions, portfolio composition, and other relevant factors.

Assumptions Used. Our allowance for credit losses is based on our assumption regarding:

- *Frequency.* The number of finance receivables and operating lease contracts that are expected to default over the loss emergence period, measured as repossessions; repossession ratio reflects the number of finance receivables and operating lease contracts that we expect will default over a period of time divided by the average number of contracts outstanding; and
- *Loss severity.* The expected difference between the amount a customer owes when the finance contract is charged off and the amount received, net of expenses, from selling the repossessed vehicle.

Collective Allowance for Credit Losses. The collective allowance is evaluated primarily using a collective LTR model that, based on historical experience, indicates credit losses have been incurred in the portfolio even though the particular accounts that are uncollectible cannot be specifically identified. The LTR model is based on the most recent years of history. Each LTR is calculated by dividing credit losses by average finance receivables or average operating leases, excluding unearned interest supplements and allowance for credit losses. An average LTR is calculated for each product and multiplied by the end-of-period balances for that given product.

Our largest markets also use a loss projection model to estimate losses inherent in the portfolio. The loss projection model applies recent monthly performance metrics, stratified by contract type (retail or lease), contract term (e.g., 60-month), and risk rating to our active portfolio to estimate the losses that have been incurred.

The loss emergence period ("LEP") is an assumption within our models and represents the average amount of time between when a loss event first occurs to when it is charged off. This time period starts when the consumer begins to experience financial difficulty. It is evidenced, typically through delinquency, before eventually resulting in a charge-off. The LEP is a multiplier in the calculation of the collective consumer allowance for credit losses.

For accounts greater than 120 days past due, the uncollectible portion is charged off, such that the remaining recorded investment is equal to the estimated fair value of the collateral less costs to sell.

Specific Allowance for Impaired Receivables. Consumer receivables involved in Troubled Debt Restructurings are specifically assessed for impairment. A specific allowance is estimated based on the present value of the expected future cash flows of the receivable discounted at the contract's original effective interest rate or the fair value of any collateral adjusted for estimated costs to sell.

After establishing the collective and specific allowance for credit losses, if management believes the allowance does not reflect all losses inherent in the portfolio due to changes in recent economic trends and conditions, or other relevant factors, an adjustment is made based on management judgment.

Sensitivity Analysis. Changes in the assumptions used to derive frequency and severity would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions for our U.S. Ford- and Lincoln-brand retail financing and operating lease portfolio is as follows (in millions, except for percentages):

Assumption	Change	Increase / (Decrease)
Frequency - repossession ratio	+/- 0.1 pct. pt.	$49 / $(49)
Loss severity per unit	+/- 1.0%	5 / (5)

Non-Consumer Segment. We estimate the allowance for credit losses for non-consumer receivables based on historical LTR ratios, expected future cash flows, and the fair value of collateral.

Collective Allowance for Credit Losses. We estimate an allowance for non-consumer receivables that are not specifically identified as impaired using a LTR model for each financing product based on historical experience. This LTR is an average of the most recent historical experience and is calculated consistent with the consumer receivables LTR approach. All accounts that are specifically identified as impaired are excluded from the calculation of the non-specific or collective allowance.

Specific Allowance for Impaired Receivables. Dealer financing is evaluated by segmenting individual loans by the risk characteristics of the loan (such as the amount of the loan, the nature of the collateral, and the financial status of the debtor). The loans are analyzed to determine whether individual loans are impaired, and a specific allowance is estimated based on the present value of the expected future cash flows of the receivable discounted at the loan's original effective interest rate or the fair value of the collateral adjusted for estimated costs to sell.

After establishing the collective and specific allowance for credit losses, if management believes the allowance does not reflect all losses inherent in the portfolio due to changes in recent economic trends and conditions, or other relevant factors, an adjustment is made based on management judgment.

Changes in our assumptions affect the *Provision for credit losses* on our income statement and the allowance for credit losses contained within *Finance receivables, net* and *Net investment in operating leases* on our balance sheet.

Accumulated Depreciation on Vehicles Subject to Operating Leases

Accumulated depreciation on vehicles subject to operating leases reduces the value of the leased vehicles in our operating lease portfolio from their original acquisition value to their expected residual value at the end of the lease term. For additional information on net investment in operating leases, including the amount of accumulated depreciation, see Note 5 of our Notes to the Financial Statements.

We monitor residual values each month, and we review the adequacy of our accumulated depreciation on a quarterly basis. If we believe that the expected residual values for our vehicles have changed, we revise depreciation to ensure that our net investment in operating leases (equal to our acquisition value of the vehicles less accumulated depreciation) will be adjusted to reflect our revised estimate of the expected residual value at the end of the lease term. Such adjustments to depreciation expense would result in a change in the depreciation rates of the vehicles subject to operating leases and are recorded prospectively on a straight-line basis.

Each lease customer has the option to buy the leased vehicle at the end of the lease or to return the vehicle to the dealer. For additional information on our residual risk on operating leases, refer to the "Residual Risk" section above.

Nature of Estimates Required. Each operating lease in our portfolio represents a vehicle we own that has been leased to a customer. At the time we purchase a lease, we establish an expected residual value for the vehicle. We estimate the expected residual value by evaluating recent auction values, return volumes for our leased vehicles, industrywide used vehicle prices, marketing incentive plans, and vehicle quality data.

Assumptions Used. Our accumulated depreciation on vehicles subject to operating leases is based on our assumptions regarding:

- *Auction value.* Our projection of the market value of the vehicles when sold at the end of the lease; and
- *Return volume.* Our projection of the number of vehicles that will be returned at lease end.

Sensitivity Analysis. For returned vehicles, we face a risk that the amount we obtain from the vehicle sold at auction will be less than our estimate of the expected residual value for the vehicle. The effect of the indicated increase/decrease in the assumptions for our U.S. Ford- and Lincoln-brand operating lease portfolio is as follows (in millions, except for percentages):

Assumption	Percentage Change	Increase/ (Decrease)
Future auction values	+/- 1.0	$(120) / $120
Return volumes	+/- 1.0	15 / (15)

The impact of the change in assumptions on future auction values and return volumes would increase or decrease accumulated supplemental depreciation and depreciation expense over the remaining terms of the operating leases. Adjustments to the amount of accumulated supplemental depreciation on operating leases would be reflected on our balance sheet as *Net investment in operating leases* and on the income statement in *Depreciation on vehicles subject to operating leases.*

Accounting Standards Issued But Not Yet Adopted

The Financial Accounting Standards Board ("FASB") has issued the following standards, which are not expected to have a material impact (with the exception of standard 2016-02 and 2016-13) to our financial statements or financial statement disclosures.

Standard		Effective Date (a)
2017-03	Accounting Changes and Error Corrections and Investments - Equity Method and Joint Ventures	January 1, 2017
2016-17	Consolidation - Interests Held through Related Parties That Are Under Common Control	January 1, 2017
2016-09	Stock Compensation - Improvements to Employee Share-Based Payment Accounting	January 1, 2017
2016-07	Equity Method and Joint Ventures - Simplifying the Transition to the Equity Method of Accounting	January 1, 2017
2016-06	Derivatives and Hedging - Contingent Put and Call Options in Debt Instruments	January 1, 2017
2016-05	Derivatives and Hedging - Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships	January 1, 2017
2017-01	Business Combinations - Clarifying the Definition of a Business	January 1, 2018
2016-18	Statement of Cash Flows - Restricted Cash	January 1, 2018
2016-16	Income Taxes - Intra-Entity Transfers of Assets Other Than Inventory	January 1, 2018
2016-15	Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments	January 1, 2018
2016-04	Extinguishments of Liabilities - Recognition of Breakage for Certain Prepaid Stored-Value Products	January 1, 2018
2016-01	Financial Instruments - Recognition and Measurement of Financial Assets and Financial Liabilities	January 1, 2018
2014-09	Revenue - Revenue from Contracts with Customers	January 1, 2018 (b) (c)
2016-02	Leases	January 1, 2019 (b)
2017-04	Goodwill and Other - Simplifying the Test for Goodwill Impairment	January 1, 2020
2016-13	Credit Losses - Measurement of Credit Losses on Financial Instruments	January 1, 2020 (b)

_____
(a) Early adoption for each of the standards, except standard 2016-01, is permitted.
(b) For additional information see Note 2 of our Notes to the Financial Statements.
(c) The FASB has issued the following updates to the Revenue from Contracts with Customers standard: Accounting Standard Update ("ASU") 2015-14 (Deferral of the Effective Date), ASU 2016-08 (Principal versus Agent Considerations (Reporting Revenue Gross versus Net)), ASU 2016-10 (Identifying Performance Obligations and Licensing), and ASU 2016-12 (Narrow-Scope Improvements and Practical Expedients). We will adopt the new revenue guidance effective January 1, 2017.

Outlook

2017 GUIDANCE

	2015 FY	2016 FY		2017 FY
	Results	Outlook	Results	Plan
Pre-Tax Profit	$2,086M	< 2015	$1,879	~ $1,500M
Distributions	$250M	$0	$0	Resuming with leverage in target range

For 2017, we continue to expect full year pre-tax profit to be about $1.5 billion, which is lower compared with 2016 due to the impact of increased accumulated depreciation driven by expected lower residual values for our lease portfolio in the Americas.

We plan to resume distributions to our parent in 2017, as managed leverage returns to target range.

Risk Factors

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Decline in industry sales volume, particularly in the United States, Europe, or China, due to financial crisis, recession, geopolitical events, or other factors;
- Lower-than-anticipated market acceptance of Ford's new or existing products or services, or failure to achieve expected growth;
- Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States;
- Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in foreign currency exchange rates, commodity prices, and interest rates;
- Adverse effects resulting from economic, geopolitical, protectionist trade policies, or other events;
- Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors);
- Single-source supply of components or materials;
- Labor or other constraints on Ford's ability to maintain competitive cost structure;
- Substantial pension and other postretirement liabilities impairing liquidity or financial condition;
- Worse-than-assumed economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns);
- Restriction on use of tax attributes from tax law "ownership change;"
- The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs;
- Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and/or sales restrictions;
- Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Adverse effects on results from a decrease in or cessation or clawback of government incentives related to investments;
- Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third-party vendor or supplier;
- Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;
- Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- New or increased credit regulations, consumer or data protection regulations, or other regulations resulting in higher costs and/or additional financing restrictions.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" above.

ITEM 8. *Financial Statements and Supplementary Data.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Ford Motor Credit Company LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's interest and cash flows present fairly, in all material respects, the financial position of Ford Motor Credit Company LLC and its subsidiaries (the "Company") at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A of the Company's 2016 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
February 9, 2017, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in composition of reportable segments discussed in Note 17, as to which the date is April 27, 2017.

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions)

		For the Years Ended December 31,		
		2014	2015	2016
Financing revenue				
Operating leases	$	4,129	$ 4,865	$ 5,555
Retail financing		2,776	2,819	3,070
Dealer financing		1,620	1,539	1,760
Other		81	57	38
Total financing revenue		8,606	9,280	10,423
Depreciation on vehicles subject to operating leases		(3,088)	(3,640)	(4,329)
Interest expense		(2,656)	(2,416)	(2,755)
Net financing margin		2,862	3,224	3,339
Other revenue				
Insurance premiums earned (Note 14)		125	133	156
Other income, net (Note 15)		265	284	330
Total financing margin and other revenue		3,252	3,641	3,825
Expenses				
Operating expenses		1,094	1,139	1,274
Provision for credit losses (Note 6)		197	347	547
Insurance expenses (Note 14)		107	69	125
Total expenses		1,398	1,555	1,946
Income before income taxes		1,854	2,086	1,879
Provision for income taxes (Note 12)		149	723	506
Net income	$	1,705	$ 1,363	$ 1,373

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

		For the Years Ended December 31,		
		2014	2015	2016
Net income	$	1,705	$ 1,363	$ 1,373
Other comprehensive income/(loss), net of tax (Note 13)				
Foreign currency translation		(547)	(766)	(283)
Total other comprehensive income/(loss), net of tax		(547)	(766)	(283)
Comprehensive income		1,158	597	1,090
Less: Comprehensive income/(loss) attributable to noncontrolling interests		—	1	—
Comprehensive income/(loss) attributable to Ford Motor Credit Company	$	1,158	$ 596	$ 1,090

The accompanying notes are part of the financial statements.

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

		December 31, 2015		December 31, 2016
ASSETS				
Cash and cash equivalents (Note 3)	$	8,886	$	8,077
Marketable securities (Note 3)		2,723		3,280
Finance receivables, net (Note 4)		96,823		102,981
Net investment in operating leases (Note 5)		25,079		27,209
Notes and accounts receivable from affiliated companies		727		811
Derivative financial instruments (Note 9)		924		909
Other assets (Note 10)		2,286		2,822
Total assets	$	137,448	$	146,089
LIABILITIES				
Accounts payable				
Customer deposits, dealer reserves, and other	$	1,104	$	1,065
Affiliated companies		313		336
Total accounts payable		1,417		1,401
Debt (Note 11)		119,601		126,492
Deferred income taxes		2,808		3,230
Derivative financial instruments (Note 9)		243		166
Other liabilities and deferred income (Note 10)		1,665		1,997
Total liabilities		125,734		133,286
SHAREHOLDER'S INTEREST				
Shareholder's interest		5,227		5,227
Accumulated other comprehensive income/(loss) (Note 13)		(607)		(890)
Retained earnings		7,093		8,466
Total shareholder's interest attributable to Ford Motor Credit Company		11,713		12,803
Shareholder's interest attributable to noncontrolling interests		1		—
Total shareholder's interest		11,714		12,803
Total liabilities and shareholder's interest	$	137,448	$	146,089

The following table includes assets to be used to settle the liabilities of the consolidated variable interest entities ("VIEs"). These assets and liabilities are included in the consolidated balance sheet above. See Notes 7 and 8 for additional information on our VIEs.

		December 31, 2015		December 31, 2016
ASSETS				
Cash and cash equivalents	$	3,949	$	3,047
Finance receivables, net		45,902		50,857
Net investment in operating leases		13,309		11,761
Derivative financial instruments		85		25
LIABILITIES				
Debt	$	43,086	$	43,730
Derivative financial instruments		19		5

The accompanying notes are part of the financial statements.

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDER'S INTEREST
(in millions)

	Shareholder's Interest Attributable to Ford Motor Credit Company				Shareholder's Interest Attributable to Non-Controlling Interests	Total Shareholder's Interest
	Shareholder's Interest	Accumulated Other Comprehensive Income/(Loss) (Note 13)	Retained Earnings	Total		
Year Ended December 31, 2013	$ 5,217	$ 717	$ 4,670	$ 10,604	$ —	$ 10,604
Net income	—	—	1,705	1,705	—	1,705
Other comprehensive income/(loss), net of tax	10	(557)	—	(547)	—	(547)
Distributions declared	—	—	(395)	(395)	—	(395)
Year Ended December 31, 2014	$ 5,227	$ 160	$ 5,980	$ 11,367	$ —	$ 11,367
Net income	—	—	1,363	1,363	—	1,363
Other comprehensive income/(loss), net of tax	—	(767)	—	(767)	1	(766)
Distributions declared	—	—	(250)	(250)	—	(250)
Year Ended December 31, 2015	$ 5,227	$ (607)	$ 7,093	$ 11,713	$ 1	$ 11,714
Net income	—	—	1,373	1,373	—	1,373
Other comprehensive income/(loss), net of tax	—	(283)	—	(283)	—	(283)
Distributions declared	—	—	—	—	(1)	(1)
Year Ended December 31, 2016	$ 5,227	$ (890)	$ 8,466	$ 12,803	$ —	$ 12,803

The accompanying notes are part of the financial statements.

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

		For the Years Ended December 31,	
	2014	2015	2016
Cash flows from operating activities			
Net income	$ 1,705	$ 1,363	$ 1,373
Adjustments to reconcile net income to net cash provided by operations			
Provision for credit losses	197	347	547
Depreciation and amortization	3,955	4,465	5,121
Amortization of upfront interest supplements	(1,021)	(1,078)	(1,341)
Net change in deferred income taxes	230	1,042	340
Net change in other assets	106	129	(413)
Net change in other liabilities	(294)	(348)	462
All other operating activities	(63)	(210)	142
Net cash provided by/(used in) operating activities	4,815	5,710	6,231
Cash flows from investing activities			
Purchases of finance receivables (excluding wholesale and other)	(35,818)	(39,512)	(37,494)
Collections of finance receivables (excluding wholesale and other)	30,341	31,560	30,924
Purchases of operating lease vehicles	(12,694)	(14,355)	(14,441)
Liquidations of operating lease vehicles	6,152	6,570	7,920
Net change in wholesale receivables and other	(2,189)	(5,126)	(1,499)
Purchases of marketable securities	(13,598)	(12,199)	(7,289)
Proceeds from sales and maturities of marketable securities	12,236	12,704	6,756
Settlements of derivatives	34	210	215
All other investing activities	33	20	(164)
Net cash provided by/(used in) investing activities	(15,503)	(20,128)	(15,072)
Cash flows from financing activities			
Proceeds from issuances of long-term debt	39,858	48,124	42,971
Principal payments on long-term debt	(27,801)	(31,474)	(38,000)
Change in short-term debt, net	(3,757)	1,229	3,403
Cash distributions to parent	(395)	(250)	—
All other financing activities	(109)	(101)	(103)
Net cash provided by/(used in) financing activities	7,796	17,528	8,271
Effect of exchange rate changes on cash and cash equivalents	(353)	(403)	(239)
Net increase/(decrease) in cash and cash equivalents	$ (3,245)	$ 2,707	$ (809)
Cash and cash equivalents at January 1	$ 9,424	$ 6,179	$ 8,886
Net increase/(decrease) in cash and cash equivalents	(3,245)	2,707	(809)
Cash and cash equivalents at December 31	$ 6,179	$ 8,886	$ 8,077
Supplementary cash flow information for continuing operations			
Interest paid	$ 2,652	$ 2,239	$ 2,443
Income taxes paid	314	74	107

The accompanying notes are part of the financial statements.

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

Table of Contents

NOTE 1. PRESENTATION

Principles of Consolidation

The accompanying consolidated financial statements include Ford Motor Credit Company LLC, its controlled domestic and foreign subsidiaries and joint ventures, and consolidated VIEs in which Ford Motor Credit Company LLC is the primary beneficiary (collectively referred to herein as "Ford Credit," "we," "our," or "us"). Affiliates that we do not consolidate, but for which we have significant influence over operating and financial policies, are accounted for using the equity method. We are an indirect, wholly owned subsidiary of Ford Motor Company ("Ford").

We prepare our financial statements in accordance with generally accepted accounting principles in the United States ("GAAP").

We reclassified certain prior period amounts in our consolidated financial statements to conform to current year presentation.

Nature of Operations

We offer a wide variety of automotive financing products to and through automotive dealers throughout the world. Our portfolio consists of finance receivables and net investment in operating leases. We also service the finance receivables and net investment in operating leases we originate and purchase, make loans to Ford affiliates, and provide insurance services related to our financing programs. See Notes 4 and 5 for additional information.

We conduct our financing operations directly and indirectly through our subsidiaries and affiliates. We offer substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. See Note 17 for key operating data on our business segments and for geographic information on our regions.

The predominant share of our business consists of financing Ford vehicles and supporting Ford dealers. Any extended reduction or suspension of Ford's production or sale of vehicles due to a decline in consumer demand, work stoppage, governmental action, negative publicity or other event, or significant changes to marketing programs sponsored by Ford, would have an adverse effect on our business.

Certain subsidiaries are subject to regulatory capital requirements that may limit the ability of those subsidiaries to pay dividends.

NOTE 2. ACCOUNTING POLICIES

For each accounting topic that is addressed in its own note, the description of the accompanying accounting policy may be found in the related note. The remaining accounting policies are described below.

Use of Estimates

The preparation of financial statements requires the use of estimates, as determined by management. Because of the inherent uncertainty involved in making estimates, actual results reported in future periods might be based upon amounts that differ from those estimates. The accounting estimates that are most important to our business involve the allowance for credit losses and accumulated depreciation on vehicles subject to operating leases.

NOTE 2. ACCOUNTING POLICIES *(Continued)*

Foreign Currency

We remeasure monetary assets and liabilities denominated in a currency that is different than a reporting entity's functional currency from the transactional currency to the legal entity's functional currency. The effect of this remeasurement process, and the results of our foreign currency hedging activities are reported in *Other income, net*.

Generally, our foreign subsidiaries use the local currency as their functional currency. We translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars using end-of-period exchange rates. Changes in the carrying value of these assets and liabilities attributable to fluctuations in exchange rates are recognized in *Foreign currency translation*, a component of *Other comprehensive income/(loss), net of tax*. Upon sale or upon complete or substantially complete liquidation of an investment in a foreign subsidiary, the amount of accumulated foreign currency translation related to the entity is reclassified to *Net income* and recognized as part of the gain or loss on the investment.

Fair Value Measurements

Cash equivalents, marketable securities, and derivative financial instruments are remeasured and presented on our financial statements on a recurring basis at fair value, while other assets and liabilities are measured at fair value on a nonrecurring basis.

In measuring fair value, we use various valuation methods and prioritize the use of observable inputs. The use of observable and unobservable inputs and their significance in measuring fair value are reflected in our fair value hierarchy.

- Level 1 – inputs include quoted prices for identical instruments and are the most observable
- Level 2 – inputs include quoted prices for similar instruments and observable inputs such as interest rates, currency exchange rates, and yield curves
- Level 3 – inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instruments

Transfers into and transfers out of the hierarchy levels are recognized as if they had taken place at the end of the reporting period.

Adoption of New Accounting Standards

We adopted the following standards during 2016, none of which have a material impact to our financial statements or financial statement disclosures:

Standard		Effective Date
2015-16	Business Combinations - Simplifying the Accounting for Measurement-Period Adjustments	January 1, 2016
2015-09	Insurance - Disclosures about Short-Duration Contracts	January 1, 2016
2015-05	Internal-Use Software - Customer's Accounting for Fees Paid in a Cloud Computing Arrangement	January 1, 2016
2015-02	Consolidation - Amendments to the Consolidation Analysis	January 1, 2016
2015-01	Extraordinary and Unusual Items - Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items	January 1, 2016
2014-12	Stock Compensation - Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period	January 1, 2016
2014-15	Going Concern - Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern	December 31, 2016

NOTE 2. ACCOUNTING POLICIES *(Continued)*

Accounting Standards Issued But Not Yet Adopted

The following represent the standards that will, or are expected to, result in a significant change in practice and/or have a significant financial impact to Ford Credit.

Accounting Standard Update ("ASU") 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments. In June 2016, the Financial Accounting Standards Board ("FASB") issued a new accounting standard which replaces the current incurred loss impairment method with a method that reflects expected credit losses. The new standard is effective as of January 1, 2020, and early adoption is permitted as of January 1, 2019. We are assessing the potential impact to our financial statements and disclosures.

ASU 2016-02, Leases. In February 2016, the FASB issued a new accounting standard which provides guidance on the recognition, measurement, presentation, and disclosure of leases. The new standard supersedes present U.S. GAAP guidance on leases and requires substantially all leases to be reported on the balance sheet as right-of-use assets and lease liabilities, as well as additional disclosures. The new standard is effective as of January 1, 2019, and early adoption is permitted. We are assessing the potential impact to our financial statements and disclosures.

ASU 2014-09, Revenue - Revenue from Contracts with Customers. In May 2014, the FASB issued a new accounting standard that requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards. It also requires additional disclosures. We will adopt the new revenue guidance effective January 1, 2017, by recognizing the cumulative effect of initially applying the new standard as an increase of about $10 million to the opening balance of retained earnings. We expect this adjustment to have an immaterial impact to our net income on an ongoing basis. Adoption of the new standard will also result in changes in classification between *Other revenue* and *Other income/(loss), net*.

NOTE 3. CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

Cash and Cash Equivalents. Included in *Cash and cash equivalents* are highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal. A debt security is classified as a cash equivalent if it meets these criteria and if it has a remaining time to maturity of three months or less from the date of acquisition. Amounts on deposit and available upon demand, or negotiated to provide for daily liquidity without penalty, are classified as *Cash and cash equivalents*. Time deposits, certificates of deposit, and money market accounts that meet the above criteria are reported at par value on our balance sheet.

Marketable Securities. Investments in securities with a maturity date greater than three months at the date of purchase and other securities for which there is more than an insignificant risk of change in value due to interest rate, quoted price, or penalty on withdrawal are classified as *Marketable securities*. We generally measure fair value using prices obtained from pricing services. Pricing methods and inputs to valuation models used by the pricing services depend on the security type (i.e., asset class). Where possible, fair values are generated using market inputs including quoted prices (the closing price in an exchange market), bid prices (the price at which a buyer stands ready to purchase), and other market information. For fixed income securities that are not actively traded, the pricing services use alternative methods to determine fair value for the securities, including quotes for similar fixed income securities, matrix pricing, discounted cash flow using benchmark curves, or other factors. In certain cases, when market data are not available, we may use broker quotes to determine fair value.

An annual review is performed on the security prices received from our pricing services, which includes discussion and analysis of the inputs used by the pricing services to value our securities. We also compare the price of certain securities sold close to the quarter end to the price of the same security at the balance sheet date to ensure the reported fair value is reasonable.

Realized and unrealized gains and losses and interest income on our marketable securities are recorded in *Other income, net*. Realized gains and losses are measured using the specific identification method.

NOTE 3. CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES *(Continued)*

The following table categorizes the fair values of cash, cash equivalents, and marketable securities measured at fair value on a recurring basis on our balance sheet at December 31 (in millions):

	Fair Value Level		2015		2016
Cash and cash equivalents					
U.S. government	1	$	—	$	924
U.S. government and agencies	2		—		—
Non-U.S. government and agencies	2		266		142
Corporate debt	2		—		—
Total marketable securities classified as cash equivalents			266		1,066
Cash, time deposits and money market funds			8,620		7,011
Total cash and cash equivalents		$	8,886	$	8,077
Marketable Securities					
U.S. government	1	$	298	$	1,634
U.S. government and agencies	2		1,169		505
Non-U.S. government and agencies	2		832		632
Corporate debt	2		384		475
Other marketable securities	2		40		34
Total marketable securities		$	2,723	$	3,280

NOTE 4. FINANCE RECEIVABLES

We segment finance receivables into "consumer" and "non-consumer" receivables. The receivables are generally secured by the vehicles, inventory, or other property being financed.

Finance receivables are recorded at the time of origination or purchase at fair value and are subsequently reported at amortized cost, net of any allowance for credit losses.

Revenue from finance receivables is recognized using the interest method and includes the accretion of certain direct origination costs that are deferred and interest supplements received from Ford and affiliated companies. The unearned interest supplements on consumer finance receivables are included in *Finance receivables, net* on the balance sheet, and the earned interest supplements are included in *Financing revenue* on the income statement.

We measure finance receivables at fair value for purposes of disclosure using internal valuation models. These models project future cash flows of financing contracts based on scheduled contract payments (including principal and interest). The projected cash flows are discounted to present value based on assumptions regarding credit losses, pre-payment speed, and applicable spreads to approximate current rates. Our assumptions regarding pre-payment speed and credit losses are based on historical performance. The fair value of finance receivables is categorized within Level 3 of the hierarchy.

On a nonrecurring basis, we also measure at fair value retail contracts greater than 120 days past due or deemed to be uncollectible, and individual dealer loans probable of foreclosure. We use the fair value of collateral, adjusted for estimated costs to sell, to determine the fair value of our receivables. The collateral for a retail receivable is the vehicle financed, and for dealer loans is real estate or other property.

The fair value of collateral for retail receivables is calculated by multiplying the outstanding receivable balances by the average recovery value percentage. The fair value of collateral for dealer loans is determined by reviewing various appraisals, which include total adjusted appraised value of land and improvements, alternate use appraised value, broker's opinion of value, and purchase offers.

Consumer Segment. Receivables in this portfolio segment include products offered to individuals and businesses that finance the acquisition of Ford and Lincoln vehicles from dealers for personal or commercial use. Retail financing includes retail installment contracts for new and used vehicles and direct financing leases with retail customers, government entities, daily rental companies, and fleet customers.

Non-Consumer Segment. Receivables in this portfolio segment include products offered to automotive dealers and receivables purchased from Ford and its affiliates. The products include:

- *Dealer financing* – includes wholesale loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing, as well as loans to dealers to finance working capital and improvements to dealership facilities, finance the purchase of dealership real estate, and finance other dealer programs. Wholesale financing is approximately 93% of our dealer financing.

- *Other financing* – includes purchased receivables from Ford and its affiliates, primarily related to the sale of parts and accessories to dealers, receivables from Ford related loans, and certain used vehicles from daily rental fleet companies. These receivables are excluded from our credit quality reporting since the performance of this group of receivables is generally guaranteed by Ford.

Notes and accounts receivable from affiliated companies are presented separately on the balance sheet. These receivables are based on intercompany relationships and the balances are settled regularly. We do not assess these receivables for potential credit losses, nor are they subjected to aging analysis, credit quality reviews, or other formal assessments. As a result, *Notes and accounts receivable from affiliated companies* are not subject to the following disclosures contained herein.

NOTE 4. FINANCE RECEIVABLES *(Continued)*

Finance Receivables, Net

Finance receivables, net at December 31 were as follows (in millions):

	2015	2016
Consumer		
Retail financing, gross	$ 62,068	$ 68,121
Unearned interest supplements from Ford and affiliated companies	(2,119)	(2,783)
Consumer finance receivables	59,949	65,338
Non-Consumer		
Dealer financing (a)	36,037	36,951
Other financing	1,210	1,176
Non-Consumer finance receivables (b)	37,247	38,127
Total recorded investment (c)	$ 97,196	$ 103,465
Recorded investment in finance receivables	$ 97,196	$ 103,465
Allowance for credit losses	(373)	(484)
Finance receivables, net (a)	$ 96,823	$ 102,981
Net finance receivables subject to fair value (d)	$ 95,008	$ 100,857
Fair value	96,180	101,576

_____

(a) At December 31, 2015 and 2016, includes $4.4 billion and $5.2 billion, respectively, of receivables generated by divisions and affiliates of Ford in connection with vehicle inventories released from Ford and in delivery to the destination dealers, and $508 million and $399 million, respectively, of dealer financing receivables with entities (primarily dealers) that are reported as consolidated subsidiaries of Ford. For the years ended December 31, 2014, 2015, and 2016, the interest earned on receivables from consolidated subsidiaries of Ford to which we provide financing was $5 million, $6 million, and $9 million, respectively. Consolidated subsidiaries of Ford include dealerships that are partially owned by Ford as consolidated VIEs and also certain overseas affiliates. The associated vehicles that are being financed by us are reported as inventory on Ford's balance sheet.

(b) The amount of interest earned from Ford and affiliated companies associated with purchased receivables and receivables from gate released vehicles in transit to dealers for the years ended December 31, 2014, 2015, and 2016, were $171 million, $183 million, and $167 million, respectively.

(c) The amount of interest supplements from Ford and affiliated companies earned for the years ended December 31, 2014, 2015, and 2016 were $1.4 billion, $1.3 billion, and $1.6 billion, respectively, and the amount of interest supplements cash received related to consumer finance receivables totaled $1.3 billion, $1.5 billion, and $2.0 billion, respectively.

(d) Included in *Finance receivables, net* at December 31, 2015 and 2016, was $1.8 billion and $2.1 billion, respectively, of net investment in direct financing leases that are not subject to fair value disclosure requirements.

Excluded from finance receivables at December 31, 2015 and 2016 was $209 million and $224 million, respectively, of accrued uncollected interest, which we report in *Other assets* on our balance sheet.

Included in recorded investment in finance receivables at December 31, 2015 and 2016 were consumer receivables of $27.6 billion and $32.5 billion, respectively, and non-consumer receivables of $26.1 billion and $26.0 billion, respectively, that have been sold for legal purposes in securitization transactions but continue to be reported in our consolidated financial statements. The receivables are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay the other obligations or the claims of Ford Credit's other creditors. Ford Credit holds the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions (see Note 7 for additional information).

NOTE 4. FINANCE RECEIVABLES *(Continued)*

Contractual maturities of total finance receivables outstanding at December 31, 2016 reflect contractual repayments due from customers or borrowers and were as follows (in millions):

| | Due in Year Ending December 31, | | | | |
	2017	2018	2019	Thereafter	Total
Consumer					
Retail financing, gross (a)	$ 19,460	$ 17,550	$ 14,185	$ 16,926	$ 68,121
Non-Consumer					
Dealer financing	33,207	1,028	141	2,575	36,951
Other financing	1,176	—	—	—	1,176
Total finance receivables	$ 53,843	$ 18,578	$ 14,326	$ 19,501	$ 106,248

(a) Contractual maturities of retail financing, gross include $183 million of estimated unguaranteed residual values related to direct financing leases.

Our finance receivables are generally pre-payable without penalty, so prepayments may cause actual maturities to differ from contractual maturities. The above table, therefore, is not to be regarded as a forecast of future cash collections. For wholesale receivables, which are included in dealer financing, maturities stated above are estimated based on historical trends, as maturities on outstanding amounts are scheduled upon the sale of the underlying vehicle by the dealer.

Aging

For all finance receivables, we define "past due" as any payment, including principal and interest, that is at least 31 days past the contractual due date. The recorded investment of consumer receivables greater than 90 days past due and still accruing interest was $16 million and $21 million at December 31, 2015 and 2016, respectively. The recorded investment of non-consumer receivables greater than 90 days past due and still accruing interest was $1 million and de minimus at December 31, 2015 and 2016, respectively.

The aging analysis of finance receivables balances at December 31 was as follows (in millions):

	2015	2016
Consumer		
31-60 days past due	$ 708	$ 760
61-90 days past due	108	114
91-120 days past due	27	34
Greater than 120 days past due	38	39
Total past due	881	947
Current	59,068	64,391
Consumer finance receivables	59,949	65,338
Non-Consumer		
Total past due	116	107
Current	37,131	38,020
Non-Consumer finance receivables	37,247	38,127
Total recorded investment	$ 97,196	$ 103,465

NOTE 4. FINANCE RECEIVABLES *(Continued)*

Credit Quality

Consumer Segment. When originating all classes of consumer receivables (i.e., retail and lease products), we use a proprietary scoring system that measures credit quality using information in the credit application, proposed contract terms, credit bureau data, and other information we obtain. After a proprietary risk score is generated, we decide whether to originate a contract using a decision process based on a judgmental evaluation of the applicant, the credit application, the proposed contract terms, credit bureau information (e.g., FICO score), proprietary risk score, and other information. Our evaluation emphasizes the applicant's ability to pay and creditworthiness focusing on payment, affordability, applicant credit history, and stability as key considerations.

Subsequent to origination, we review the credit quality of retail financing based on customer payment activity. As each customer develops a payment history, we use an internally developed behavioral scoring model to assist in determining the best collection strategies, which allows us to focus collection activity on higher-risk accounts. These models are used to refine our risk-based staffing model to ensure collection resources are aligned with portfolio risk. Based on data from this scoring model, contracts are categorized by collection risk. Our collection models evaluate several factors, including origination characteristics, updated credit bureau data, and payment patterns.

Credit quality ratings for consumer receivables are based on our aging analysis. Refer to the aging table above. Consumer receivables credit quality ratings are as follows:

- *Pass* – current to 60 days past due
- *Special Mention* – 61 to 120 days past due and in intensified collection status
- *Substandard* – greater than 120 days past due and for which the uncollectible portion of the receivables has already been charged off, as measured using the fair value of collateral less costs to sell

Non-Consumer Segment. We extend credit to dealers primarily in the form of lines of credit to purchase new Ford and Lincoln vehicles as well as used vehicles. Payment is required when the dealer has sold the vehicle. Each non-consumer lending request is evaluated by taking into consideration the borrower's financial condition and the underlying collateral securing the loan. We use a proprietary model to assign each dealer a risk rating. This model uses historical dealer performance data to identify key factors about a dealer that we consider most significant in predicting a dealer's ability to meet its financial obligations. We also consider numerous other financial and qualitative factors of the dealer's operations including capitalization and leverage, liquidity and cash flow, profitability, and credit history with ourselves and other creditors.

Dealers are assigned to one of four groups according to risk ratings as follows:

- *Group I* – strong to superior financial metrics
- *Group II* – fair to favorable financial metrics
- *Group III* – marginal to weak financial metrics
- *Group IV* – poor financial metrics, including dealers classified as uncollectible

We generally suspend credit lines and extend no further funding to dealers classified in Group IV.

We regularly review our model to confirm the continued business significance and statistical predictability of the factors and update the model to incorporate new factors or other information that improves its statistical predictability. In addition, we regularly audit dealer inventory and dealer sales records to verify that the dealer is in possession of the financed vehicles and is promptly paying each receivable following the sale of the financed vehicle. The frequency of on-site vehicle inventory audits depends on factors such as the dealer's risk rating and our security position. Under our policies, on-site vehicle inventory audits of low-risk dealers are conducted only as circumstances warrant. Audits of higher-risk dealers are conducted with increased frequency based on risk ratings and our security position. We perform a credit review of each dealer at least annually and adjust the dealer's risk rating, if necessary.

The credit quality of dealer financing receivables is evaluated based on our internal dealer risk rating analysis. A dealer has the same risk rating for its entire dealer financing regardless of the type of financing.

NOTE 4. FINANCE RECEIVABLES *(Continued)*

The credit quality analysis of our dealer financing receivables at December 31 was as follows (in millions):

	2015	2016
Dealer financing		
Group I	$ 27,054	$ 29,926
Group II	7,185	5,552
Group III	1,687	1,380
Group IV	111	93
Total recorded investment	$ 36,037	$ 36,951

Impaired Receivables

Impaired consumer receivables include accounts that have been rewritten or modified in reorganization proceedings pursuant to the U.S. Bankruptcy Code that are considered to be Troubled Debt Restructurings ("TDRs"), as well as all accounts greater than 120 days past due. Impaired non-consumer receivables represent accounts with dealers that have weak or poor financial metrics or dealer financing that has been modified in TDRs. The recorded investment of consumer receivables that were impaired at December 31, 2015 and 2016 was $375 million, or 0.6% of consumer receivables, and $367 million, or 0.6% of consumer receivables, respectively. The recorded investment of non-consumer receivables that were impaired at December 31, 2015 and 2016 was $134 million, or 0.4% of non-consumer receivables, and $107 million, or 0.3% of non-consumer receivables, respectively. Impaired finance receivables are evaluated both collectively and specifically. See Note 6 for additional information related to the development of our allowance for credit losses.

The accrual of revenue is discontinued at the time a receivable is determined to be uncollectible. Accounts may be restored to accrual status only when a customer settles all past-due deficiency balances and future payments are reasonably assured. For receivables in non-accrual status, subsequent financing revenue is recognized only to the extent a payment is received. Payments are generally applied first to outstanding interest and then to the unpaid principal balance.

A restructuring of debt constitutes a TDR if we grant a concession to a debtor for economic or legal reasons related to the debtor's financial difficulties that we otherwise would not consider. Consumer and non-consumer receivables that have a modified interest rate below market rate or that were modified in reorganization proceedings pursuant to the U.S. Bankruptcy Code, except non-consumer receivables that are current with minimal risk of loss, are considered to be TDRs. We do not grant concessions on the principal balance of our receivables. If a receivable is modified in a reorganization proceeding, all payment requirements of the reorganization plan need to be met before remaining balances are forgiven. Finance receivables involved in TDRs are specifically assessed for impairment.

NOTE 5. NET INVESTMENT IN OPERATING LEASES

Net investment in operating leases consist primarily of lease contracts for vehicles with retail customers, daily rental companies, and fleet customers with terms of 60 months or less.

Revenue from rental payments received on operating leases is recognized on a straight-line basis over the term of the lease. The accrual of revenue on operating leases is discontinued at the time an account is determined to be uncollectible.

We receive interest supplements and residual support payments on certain leasing transactions under agreements with Ford. We recognize these upfront collections from Ford and other vehicle acquisition costs as part of *Net investment in operating leases*, which are amortized to *Depreciation on vehicles subject to operating leases* over the term of the lease contract. The amount of unearned interest supplements and residual support included in *Net investment in operating leases* at December 31, 2015 and 2016 was $2.4 billion and $2.5 billion, respectively. The amount of earned interest supplements and residual support costs included in *Depreciation on vehicles subject to operating lease* for the years ended December 31, 2014, 2015, and 2016 was $1.3 billion, $1.5 billion, and $1.9 billion, respectively. The amount of interest supplements and residual support cash received totaled $1.8 billion, $1.9 billion, and $2.0 billion for the years ended December 31, 2014, 2015, and 2016, respectively.

Depreciation expense on vehicles subject to operating leases is recognized on a straight-line basis in an amount necessary to reduce the leased vehicle value to its estimated residual value at the end of the lease term. Our policy is to promptly sell returned off-lease vehicles. We evaluate our depreciation for leased vehicles on a regular basis taking into consideration various assumptions, such as expected residual values at lease termination (including residual value support payments from Ford) and the estimated number of vehicles that will be returned to us. Adjustments to depreciation expense reflecting revised estimates of expected residual values at the end of the lease terms are recorded prospectively on a straight-line basis. Upon disposition of the vehicle, the difference between net book value and actual proceeds is recorded as an adjustment to *Depreciation on vehicles subject to operating leases*.

We evaluate the carrying value of held-and-used long-lived asset groups (such as vehicles subject to operating leases) for potential impairment when we determine a triggering event has occurred. When a triggering event occurs, a test for recoverability is performed by comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group's fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. For the periods presented, we have not recorded any impairment charges.

Net investment in operating leases at December 31 was as follows (in millions):

	2015	2016
Vehicles, at cost (a)	$ 29,673	$ 32,823
Accumulated depreciation	(4,545)	(5,550)
Net investment in operating leases before allowance for credit losses	25,128	27,273
Allowance for credit losses	(49)	(64)
Net investment in operating leases	$ 25,079	$ 27,209

_____
(a) Includes interest supplements and residual support payments we receive on certain leasing transactions under agreements with Ford and affiliated companies, and other vehicle acquisition costs.

At December 31, 2015 and 2016, net investment in operating leases before allowance for credit losses includes $13.3 billion and $11.8 billion, respectively, of net investment in operating leases that have been included in securitization transactions but continue to be reported in our consolidated financial statements. These net investments in operating leases are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions; they are not available to pay our other obligations or the claims of our other creditors. We hold the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions (see Note 7 for additional information).

NOTE 5. NET INVESTMENT IN OPERATING LEASES *(Continued)*

We have entered into a sale-leaseback agreement with Ford primarily for vehicles that Ford leases to employees of Ford and its subsidiaries. The investment in these vehicles is included in *Net investment in operating leases* and Ford provides a limited guarantee of the residual value of these vehicles. The amount of employee and company vehicles at December 31, 2015 and 2016 was $652 million and $907 million, respectively. For the years ended December 31, 2014, 2015, and 2016, the operating lease revenue related to these vehicles was $259 million, $284 million, and $302 million, respectively.

The amounts contractually due for minimum rentals on operating leases at December 31, 2016 were as follows (in millions):

	2017	2018	2019	2020	2021
Minimum rentals on operating leases	$ 4,349	$ 2,750	$ 949	$ 66	$ 5

NOTE 6. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents our estimate of the probable credit loss inherent in finance receivables and operating leases as of the balance sheet date. The adequacy of the allowance for credit losses is assessed quarterly and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses may vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. The majority of credit losses are attributable to consumer receivables.

Additions to the allowance for credit losses are made by recording charges to the *Provision for credit losses* on the income statement. The uncollectible portion of finance receivables and operating leases are charged to the allowance for credit losses at the earlier of when an account is deemed to be uncollectible or when an account is 120 days delinquent, taking into consideration the financial condition of the customer, borrower, or lessee, the value of the collateral, recourse to guarantors, and other factors.

In the event we repossess the collateral, the receivable is charged off and we record the collateral at its estimated fair value less costs to sell and report it in *Other assets* on the balance sheet. Charge-offs on finance receivables and operating leases include uncollected amounts related to principal, interest, rental payments, late fees, and other allowable charges. Recoveries on finance receivables and operating leases previously charged off as uncollectible are credited to the allowance for credit losses.

Consumer Segment and Operating Leases

We estimate the allowance for credit losses on consumer receivables and on operating leases using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses and recoveries (including key metrics such as delinquencies, repossessions, and bankruptcies), the composition of the present portfolio (including vehicle brand, term, risk evaluation, and new/used vehicles), trends in historical used vehicle values, and economic conditions. Estimates from these models rely on historical information and may not fully reflect losses inherent in the present portfolio. Therefore, we may adjust the estimate to reflect management judgment regarding observable changes in recent economic trends and conditions, portfolio composition, and other relevant factors.

We make projections of two key assumptions to assist in estimating the consumer allowance for credit losses:

- Frequency – number of finance receivables and operating lease contracts that are expected to default over the loss emergence period, measured as repossessions; and
- Loss severity – expected difference between the amount a customer owes when the finance contract is charged off and the amount received, net of expenses, from selling the repossessed vehicle.

NOTE 6. ALLOWANCE FOR CREDIT LOSSES *(Continued)*

Collective Allowance for Credit Losses. The collective allowance is evaluated primarily using a collective loss-to-receivables ("LTR") model that, based on historical experience, indicates credit losses have been incurred in the portfolio even though the particular accounts that are uncollectible cannot be specifically identified. The LTR model is based on the most recent years of history. Each LTR is calculated by dividing credit losses by average finance receivables or average operating leases, excluding unearned interest supplements and allowance for credit losses. An average LTR is calculated for each product and multiplied by the end-of-period balances for that given product.

Our largest markets also use a loss projection model to estimate losses inherent in the portfolio. The loss projection model applies recent monthly performance metrics, stratified by contract type (retail or lease), contract term (e.g., 60-month), and risk rating to our active portfolio to estimate the losses that have been incurred.

The loss emergence period ("LEP") is an assumption within our models and represents the average amount of time between when a loss event first occurs to when it is charged off. This time period starts when the consumer begins to experience financial difficulty. It is evidenced, typically through delinquency, before eventually resulting in a charge-off. The LEP is a multiplier in the calculation of the collective consumer allowance for credit losses.

For accounts greater than 120 days past due, the uncollectible portion is charged off such that the remaining recorded investment is equal to the estimated fair value of the collateral less costs to sell.

Specific Allowance for Impaired Receivables. Consumer receivables involved in TDRs are specifically assessed for impairment. A specific allowance is estimated based on the present value of the expected future cash flows of the receivable discounted at the contract's original effective interest rate or the fair value of any collateral adjusted for estimated costs to sell.

After establishing the collective and specific allowance for credit losses, if management believes the allowance does not reflect all losses inherent in the portfolio due to changes in recent economic trends and conditions, or other relevant factors, an adjustment is made based on management judgment.

Non-Consumer Segment

We estimate the allowance for credit losses for non-consumer receivables based on historical LTR ratios, expected future cash flows, and the fair value of collateral.

Collective Allowance for Credit Losses. We estimate an allowance for non-consumer receivables that are not specifically identified as impaired using a LTR model for each financing product based on historical experience. This LTR is an average of the most recent historical experience and is calculated consistent with the consumer receivables LTR approach. All accounts that are specifically identified as impaired are excluded from the calculation of the non-specific or collective allowance.

Specific Allowance for Impaired Receivables. Dealer financing is evaluated by segmenting individual loans by the risk characteristics of the loan (such as the amount of the loan, the nature of the collateral, and the financial status of the debtor). The loans are analyzed to determine whether individual loans are impaired, and a specific allowance is estimated based on the present value of the expected future cash flows of the receivable discounted at the loan's original effective interest rate or the fair value of the collateral adjusted for estimated costs to sell.

After establishing the collective and specific allowance for credit losses, if management believes the allowance does not reflect all losses inherent in the portfolio due to changes in recent economic trends and conditions, or other relevant factors, an adjustment is made based on management judgment.

NOTE 6. ALLOWANCE FOR CREDIT LOSSES *(Continued)*

An analysis of the allowance for credit losses related to finance receivables and net investment in operating leases for the years ended December 31 was as follows (in millions):

	2015				
	Finance Receivables			Net Investment in Operating Leases	Total Allowance
	Consumer	Non-Consumer	Total		
Allowance for credit losses					
Beginning balance	$ 305	$ 16	$ 321	$ 38	$ 359
Charge-offs	(333)	(3)	(336)	(123)	(459)
Recoveries	120	6	126	62	188
Provision for credit losses	276	(2)	274	73	347
Other (a)	(11)	(1)	(12)	(1)	(13)
Ending balance	$ 357	$ 16	$ 373	$ 49	$ 422
Analysis of ending balance of allowance for credit losses					
Collective impairment allowance	$ 338	$ 12	$ 350	$ 49	$ 399
Specific impairment allowance	19	4	23	—	23
Ending balance	357	16	373	49	$ 422
Analysis of ending balance of finance receivables and net investment in operating leases					
Collectively evaluated for impairment	59,574	37,113	96,687	25,128	
Specifically evaluated for impairment	375	134	509	—	
Recorded investment	59,949	37,247	97,196	25,128	
Ending balance, net of allowance for credit losses	$ 59,592	$ 37,231	$ 96,823	$ 25,079	

_____
(a) Primarily represents amounts related to translation adjustments.

	2016				
	Finance Receivables			Net Investment in Operating Leases	Total Allowance
	Consumer	Non-Consumer	Total		
Allowance for credit losses					
Beginning balance	$ 357	$ 16	$ 373	$ 49	$ 422
Charge-offs	(435)	(8)	(443)	(175)	(618)
Recoveries	116	6	122	81	203
Provision for credit losses	436	2	438	109	547
Other (a)	(5)	(1)	(6)	—	(6)
Ending balance	$ 469	$ 15	$ 484	$ 64	$ 548
Analysis of ending balance of allowance for credit losses					
Collective impairment allowance	$ 450	$ 13	$ 463	$ 64	$ 527
Specific impairment allowance	19	2	21	—	21
Ending balance	469	15	484	64	$ 548
Analysis of ending balance of finance receivables and net investment in operating leases					
Collectively evaluated for impairment	64,971	38,020	102,991	27,273	
Specifically evaluated for impairment	367	107	474	—	
Recorded investment	65,338	38,127	103,465	27,273	
Ending balance, net of allowance for credit losses	$ 64,869	$ 38,112	$ 102,981	$ 27,209	

_____
(a) Primarily represents amounts related to translation adjustments.

NOTE 7. TRANSFERS OF RECEIVABLES

We securitize finance receivables and net investment in operating leases through a variety of programs using amortizing, variable funding, and revolving structures. We also sell finance receivables in structured financing transactions. Due to the similarities between securitization and structured financing, we refer to structured financings as securitization transactions. Our securitization programs are targeted to institutional investors in both public and private transactions in capital markets including the United States, Canada, several European countries, Mexico, and China.

We use special purpose entities ("SPEs") that are considered VIEs for most of our on-balance sheet securitizations. The SPEs are established for the sole purpose of financing the securitized financial assets. The SPEs are generally financed through the issuance of notes or commercial paper into the public or private markets or directly with conduits. We may purchase subordinated notes of the VIEs in addition to the investment we make as the residual interest holder of the transaction.

We continue to recognize our financial assets related to our sales of receivables when the financial assets are sold to a consolidated VIE or a consolidated voting interest entity. We derecognize our financial assets when the financial assets are sold to a non-consolidated entity and we do not maintain control over the financial assets.

Finance Receivables Classification

Finance receivables are accounted for as held for investment ("HFI") if management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. The determination of intent and ability to hold for the foreseeable future is highly judgmental and requires management to make good faith estimates based on all information available at the time of origination or purchase. If management does not have the intent and ability to hold the receivables, then the receivables are classified as held for sale ("HFS").

Each quarter, we make a determination of whether it is probable that finance receivables originated or purchased during the quarter will be held for the foreseeable future based on historical receivables sale experience, internal forecasts and budgets, as well as other relevant, reliable information available through the date of evaluation. For purposes of this determination, we define probable to mean at least 70% likely and, consistent with our budgeting and forecasting period, we define foreseeable future to mean twelve months. We classify receivables on a receivable-by-receivable basis. Specific receivables included in off-balance sheet securitizations or whole-loan sale transactions are usually not identified until the month in which the sale occurs.

Held for Investment

Finance receivables originated or purchased during the quarter for which we determine that it is probable we will hold for the following twelve months are classified as HFI and recorded at the time of origination or purchase at fair value and are subsequently reported at amortized cost, net of any allowance for credit losses. Cash flows resulting from the origination or purchase of and from the sale of receivables that were originally classified as HFI are recorded as an investing activity since GAAP requires the statement of cash flows presentation to be based on the original classification of the receivables.

Held for Sale

Finance receivables originated or purchased during the quarter for which we determine that it is not probable we will hold for the following twelve months are classified as HFS and carried at the lower of cost or fair value. Cash flows resulting from the origination or purchase and sale of these receivables are recorded as an operating activity. Once a decision has been made to sell receivables that were originally classified as HFI, the receivables are reclassified as HFS and carried at the lower of cost or fair value. The valuation adjustment, if applicable, is recorded in *Other income, net* to recognize the receivables at the lower of cost or fair value. Once receivables that were classified as HFS are sold, the receivables are removed from the balance sheet and the fair value adjustment is incorporated into the book value of receivables for purposes of determining the gain or loss on sale.

NOTE 7. TRANSFERS OF RECEIVABLES *(Continued)*

On-Balance Sheet Securitization Transactions

We engage in securitization transactions to fund operations and to maintain liquidity. Our securitization transactions are recorded as asset-backed debt and the associated assets are not derecognized and continue to be included in our financial statements.

The finance receivables sold for legal purposes and net investment in operating leases included in securitization transactions are available only for payment of the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions. They are not available to pay our other obligations or the claims of our other creditors. We hold the right to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions. The debt is the obligation of our consolidated securitization entities and not the obligation of Ford Credit or our other subsidiaries.

Most of these securitization transactions utilize VIEs. See Note 8 for additional information concerning VIEs. The following tables show the assets and debt related to our securitization transactions that were included in our financial statements at December 31 (in billions):

		2015			
		Finance Receivables and Net Investment in Operating Leases (a)			
	Cash and Cash Equivalents	**Before Allowance for Credit Losses**	**Allowance for Credit Losses**	**After Allowance for Credit Losses**	**Related Debt (c)**
VIE (b)					
Retail financing	$ 1.4	$ 20.9	$ 0.1	$ 20.8	$ 18.9
Wholesale financing	2.0	25.1	—	25.1	15.3
Finance receivables	3.4	46.0	0.1	45.9	34.2
Net investment in operating leases	0.5	13.3	—	13.3	8.9
Total VIE	$ 3.9	$ 59.3	$ 0.1	$ 59.2	$ 43.1
Non-VIE					
Retail financing	$ 0.4	$ 6.7	$ —	$ 6.7	$ 6.1
Wholesale financing	—	1.0	—	1.0	0.8
Finance receivables	$ 0.4	$ 7.7	$ —	$ 7.7	$ 6.9
Net investment in operating leases	—	—	—	—	—
Total Non-VIE	$ 0.4	$ 7.7	$ —	$ 7.7	$ 6.9
Total securitization transactions					
Retail financing	$ 1.8	$ 27.6	$ 0.1	$ 27.5	$ 25.0
Wholesale financing	2.0	26.1	—	26.1	16.1
Finance receivables	$ 3.8	$ 53.7	$ 0.1	$ 53.6	$ 41.1
Net investment in operating leases	0.5	13.3	—	13.3	8.9
Total securitization transactions	$ 4.3	$ 67.0	$ 0.1	$ 66.9	$ 50.0

(a) Unearned interest supplements and residual support are excluded from securitization transactions.
(b) Includes assets to be used to settle the liabilities of the consolidated VIEs.
(c) Includes unamortized discount and debt issuance costs.

NOTE 7. TRANSFERS OF RECEIVABLES *(Continued)*

	Cash and Cash Equivalents	Before Allowance for Credit Losses	Allowance for Credit Losses	After Allowance for Credit Losses	Related Debt (c)
2016		Finance Receivables and Net Investment in Operating Leases (a)			
VIE (b)					
Retail financing	$ 1.5	$ 25.9	$ 0.2	$ 25.7	$ 22.7
Wholesale financing	1.0	25.2	—	25.2	13.6
Finance receivables	2.5	51.1	0.2	50.9	36.3
Net investment in operating leases	0.5	11.8	—	11.8	7.4
Total VIE	$ 3.0	$ 62.9	$ 0.2	$ 62.7	$ 43.7
Non-VIE					
Retail financing	$ 0.4	$ 6.6	$ —	$ 6.6	$ 6.1
Wholesale financing	—	0.8	—	0.8	0.6
Finance receivables	0.4	7.4	—	7.4	6.7
Net investment in operating leases	—	—	—	—	—
Total Non-VIE	$ 0.4	$ 7.4	$ —	$ 7.4	$ 6.7
Total securitization transactions					
Retail financing	$ 1.9	$ 32.5	$ 0.2	$ 32.3	$ 28.8
Wholesale financing	1.0	26.0	—	26.0	14.2
Finance receivables	2.9	58.5	0.2	58.3	43.0
Net investment in operating leases	0.5	11.8	—	11.8	7.4
Total securitization transactions	$ 3.4	$ 70.3	$ 0.2	$ 70.1	$ 50.4

_____
(a) Unearned interest supplements and residual support are excluded from securitization transactions.
(b) Includes assets to be used to settle the liabilities of the consolidated VIEs.
(c) Includes unamortized discount and debt issuance costs.

Interest expense related to securitization debt for the years ended December 31 was as follows (in millions):

	2014	2015	2016
VIE	$ 504	$ 541	$ 671
Non-VIE	91	89	102
Total securitization transactions	$ 595	$ 630	$ 773

Certain of our securitization entities may enter into derivative transactions to mitigate interest rate exposure, primarily resulting from fixed-rate assets securing floating-rate debt and, in certain instances, currency exposure resulting from assets in one currency and debt in another currency. In certain instances, the counterparty enters into offsetting derivative transactions with us to mitigate its interest rate risk resulting from derivatives with our securitization entities. These related derivatives are not the obligations of our securitization entities. See Note 9 for additional information regarding the accounting for derivatives. Our exposures based on the fair value of derivative instruments with external counterparties related to securitization programs at December 31 were as follows (in millions):

	2015		2016	
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
Derivatives of the VIEs	$ 85	$ 19	$ 25	$ 5
Derivatives related to the VIEs	19	29	11	21
Other securitization related derivatives	12	—	21	1
Total exposures related to securitization	$ 116	$ 48	$ 57	$ 27

NOTE 7. TRANSFERS OF RECEIVABLES *(Continued)*

Derivative expense/(income) related to our securitization transactions for the years ended December 31 was as follows (in millions):

	2014		2015		2016
Derivatives of the VIEs	$	(9)	$	(32)	$	23
Derivatives related to the VIEs		(16)		12		(4)
Other securitization related derivatives		21		18		10
Total derivative expense/(income) related to securitization	$	(4)	$	(2)	$	29

NOTE 8. VARIABLE INTEREST ENTITIES

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. Nearly all of our VIEs are special purpose entities used for our securitizations.

We have the power to direct the activities of our special purpose entities when we have the ability to exercise discretion in the servicing of financial assets, issue additional debt, exercise a unilateral call option, add assets to revolving structures, or control investment decisions.

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

VIEs of Which We Are the Primary Beneficiary

We use special purpose entities to issue asset-backed securities in transactions to public and private investors. We have deemed most of these special purpose entities to be VIEs. The asset-backed securities are backed by finance receivables and interests in net investments in operating leases. The assets continue to be consolidated by us. We retain interests in our securitization VIEs, including subordinated securities issued by the VIEs, rights to cash held for the benefit of the securitization investors, and rights to receive the excess cash flows not needed to pay the debt issued by, and other obligations of, the securitization entities that are parties to those securitization transactions.

The transactions create and pass along risks to the variable interest holders, depending on the assets securing the debt and the specific terms of the transactions. We aggregate and analyze the asset-backed securitization transactions based on the risk profile of the product and the type of funding structure, including:

- Retail financing – consumer credit risk and pre-payment risk;
- Wholesale financing – dealer credit risk and Ford risk, as the receivables owned by the VIEs primarily arise from the financing provided by us to Ford-franchised dealers; therefore, the collections depend upon the sale of Ford vehicles; and
- Net investment in operating leases – vehicle residual value risk, consumer credit risk, and pre-payment risk.

As residual interest holder, we are exposed to the underlying residual and credit risk of the collateral and are exposed to interest rate risk in some transactions. The amount of risk absorbed by our residual interests generally is represented by and limited to the amount of overcollateralization of the assets securing the debt and any cash reserves.

NOTE 8. VARIABLE INTEREST ENTITIES *(Continued)*

We have no obligation to repurchase or replace any securitized asset that subsequently becomes delinquent in payment or otherwise is in default, except when representations and warranties about the eligibility of the securitized assets are breached, or when certain changes are made to the underlying asset contracts. Securitization investors have no recourse to us or our other assets and have no right to require us to repurchase the investments. We generally have no obligation to provide liquidity or contribute cash or additional assets to the VIEs and do not guarantee any asset-backed securities. We may be required to support the performance of certain securitization transactions, however, by increasing cash reserves.

VIEs that are exposed to interest rate or currency risk may reduce their risks by entering into derivative transactions. In certain instances, we have entered into derivative transactions with the counterparty to protect the counterparty from risks absorbed through its derivative transactions with the VIEs.

Although not contractually required, we regularly support our wholesale securitization programs by repurchasing receivables of a dealer from a VIE when the dealer's performance is at risk, which transfers the corresponding risk of loss from the VIE to us. In order to continue to fund the wholesale receivables, we also may contribute additional cash or wholesale receivables if the collateral falls below the required levels. The balances of cash related to these contributions were $0 at December 31, 2015 and 2016, and ranged from $0 to $72 million during 2015 and $0 to $12 million during 2016.

See Note 7 for additional information on the financial position and financial performance of our VIEs and Note 9 for additional information regarding derivatives.

VIEs of Which We Are Not the Primary Beneficiary

We have an investment in Forso Nordic AB, a joint venture determined to be a VIE of which we are not the primary beneficiary. The joint venture provides retail and dealer financing in its local markets and is financed by external debt and additional subordinated debt provided by the joint venture partner. The operating agreement indicates that the power to direct economically significant activities is shared with the joint venture partner, and the obligation to absorb losses or right to receive benefits resides primarily with the joint venture partner. Our investment in the joint venture is accounted for as an equity method investment and is included in *Other assets.* Our maximum exposure to any potential losses associated with this VIE is limited to our equity investment and amounted to $66 million and $68 million at December 31, 2015 and 2016, respectively.

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, our operations are exposed to global market risks, including the effect of changes in interest rates and foreign currency exchange rates. To manage these risks, we enter into highly effective derivative contracts:

- Interest rate contracts, including swaps, that are used to manage the effects of interest rate fluctuations;
- Foreign currency exchange contracts, including forwards, that are used to manage foreign exchange exposure; and
- Cross-currency interest rate swap contracts that are used to manage foreign currency and interest rate exposures on foreign-denominated debt.

We review our hedging program, derivative positions, and overall risk management strategy on a regular basis.

Derivative Financial Instruments and Hedge Accounting. Derivative assets and derivative liabilities are recorded in *Derivative financial instruments* on our balance sheet at fair value and presented on a gross basis.

Our derivatives are over-the-counter customized derivative transactions and are not exchange traded. We estimate the fair value of these instruments using industry-standard valuation models such as a discounted cash flow. These models project future cash flows and discount the future amounts to a present value using market-based expectations for interest rates, foreign exchange rates, and the contractual terms of the derivative instruments. The discount rate used is the relevant interbank deposit rate (e.g., LIBOR) plus an adjustment for nonperformance risk. The adjustment reflects the full credit default swap ("CDS") spread applied to a net exposure, by counterparty, considering the master netting agreements and any posted collateral. We use our counterparty's CDS spread when we are in a net asset position and our own CDS spread when we are in a net liability position.

We have elected to apply hedge accounting to certain derivatives. Derivatives that are designated in hedging relationships are evaluated for effectiveness using regression analysis at the time they are designated and throughout the hedge period. Some derivatives do not qualify for hedge accounting; for others, we elect not to apply hedge accounting.

Fair Value Hedges. We use derivatives to reduce the risk of changes in the fair value of debt. We have designated certain receive-fixed, pay-float interest rate swaps as fair value hedges of fixed-rate debt. The risk being hedged is the risk of changes in the fair value of the hedged debt attributable to changes in the benchmark interest rate. If the hedge relationship is deemed to be highly effective, we record the changes in the fair value of the hedged debt related to the risk being hedged in *Debt* with the offset in *Other income, net*. The change in fair value of the related derivative (excluding accrued interest) also is recorded in *Other income, net*. Net interest settlements and accruals on fair value hedges are excluded from the assessment of hedge effectiveness and are reported in *Interest expense*. The cash flows associated with fair value hedges are reported in *Net cash provided by/(used in) operating activities* in our statement of cash flows.

When a fair value hedge is de-designated, or when the derivative is terminated before maturity, the fair value adjustment to the hedged debt continues to be reported as part of the carrying value of the debt and is amortized over its remaining life.

Derivatives Not Designated as Hedging Instruments. We report net interest settlements and accruals and changes in the fair value of interest rate swaps not designated as hedging instruments in *Other income, net*. Foreign currency revaluation on accrued interest along with gains and losses on foreign exchange contracts and cross currency interest rate swaps are reported in *Other income, net.* Cash flows associated with non-designated or de-designated derivatives are reported in *Net cash provided by/(used in) investing activities* in our statement of cash flows.

NOTE 9. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES *(Continued)*

Income Effect of Derivative Financial Instruments

The gains/(losses), by hedge designation, recorded in income for the years ended December 31 were as follows (in millions):

	2014	2015	2016
Fair value hedges			
Interest rate contracts			
Net interest settlements and accruals excluded from the assessment of hedge effectiveness	$ 304	$ 370	$ 367
Ineffectiveness (a)	20	3	4
Derivatives not designated as hedging instruments			
Interest rate contracts	(41)	(58)	(9)
Foreign currency exchange contracts (b)	68	66	179
Cross-currency interest rate swap contracts	161	100	398
Total	$ 512	$ 481	$ 939

_____

(a) For 2014, 2015, and 2016, hedge ineffectiveness reflects the net change in fair value on derivatives of $407 million gain, $72 million gain, and $120 million loss, respectively, and change in value on hedged debt attributable to the change in benchmark interest rates of $387 million loss, $69 million loss, and $124 million gain, respectively.

(b) The gains related to forward contracts between Ford Credit and an affiliated company were $68 million, $66 million, and $210 million for the years ended December 31, 2014, 2015, and 2016, respectively.

Balance Sheet Effect of Derivative Financial Instruments

Derivative assets and liabilities are recorded on the balance sheet at fair value and are presented on a gross basis. The notional amounts of the derivative instruments do not necessarily represent amounts exchanged by the parties and are not a direct measure of our financial exposure. We also enter into master agreements with counterparties that may allow for netting of exposure in the event of default or breach of the counterparty agreement.

The fair value of our derivative instruments and the associated notional amounts, presented gross, at December 31 were as follows (in millions):

	2015			2016		
	Notional	Fair Value of Assets	Fair Value of Liabilities	Notional	Fair Value of Assets	Fair Value of Liabilities
Fair value hedges						
Interest rate contracts	$ 28,964	$ 670	$ 16	$ 33,175	$ 487	$ 80
Derivatives not designated as hedging instruments						
Interest rate contracts	62,638	159	112	61,689	156	74
Foreign currency exchange contracts (a)	1,713	22	4	1,791	24	4
Cross-currency interest rate swap contracts	3,137	73	111	3,201	242	8
Total derivative financial instruments, gross (b) (c)	$ 96,452	924	243	$ 99,856	909	166

_____

(a) Includes forward contracts between Ford Credit and an affiliated company.

(b) As of December 31, 2015 and 2016, the net obligation to return cash collateral was $0 and $3 million, respectively.

(c) At December 31, 2015 and 2016, the fair value of derivative assets and liabilities available for counterparty netting was $167 million and $113 million, respectively. All derivatives are categorized within Level 2 of the fair value hierarchy.

NOTE 10. OTHER ASSETS AND OTHER LIABILITIES AND DEFERRED INCOME

Other assets and other liabilities and deferred income consist of various balance sheet items that are combined for financial statement presentation due to their respective materiality compared with other individual asset and liability items.

Other assets at December 31 were as follows (in millions):

	2015	2016
Accrued interest and other non-finance receivables	$ 763	$ 889
Collateral held for resale, at net realizable value	498	621
Prepaid reinsurance premiums and other reinsurance recoverables	472	546
Deferred charges – income taxes	135	205
Property and equipment, net of accumulated depreciation (a)	142	156
Investment in non-consolidated affiliates	133	153
Deferred charges	63	122
Restricted cash (b)	56	108
Other	24	22
Total other assets	$ 2,286	$ 2,822

_____
(a) Accumulated depreciation was $335 million and $347 million at December 31, 2015 and 2016, respectively.
(b) Restricted cash primarily includes cash held to meet certain local governmental and regulatory reserve requirements and cash held under the terms of certain contractual agreements. Restricted cash does not include required minimum balances or cash securing debt issued through securitization transactions.

Other liabilities and deferred income at December 31 were as follows (in millions):

	2015	2016
Interest payable	$ 553	$ 661
Unearned insurance premiums	484	556
Tax related payables to Ford and affiliated companies	105	96
Unrecognized tax benefits	75	65
Other	448	619
Total other liabilities and deferred income	$ 1,665	$ 1,997

NOTE 11. DEBT AND COMMITMENTS

We have a commercial paper program with qualified institutional investors. We also obtain other short-term funding from the issuance of demand notes to retail investors through our floating rate demand notes program. We have certain securitization programs that issue short-term asset-backed debt securities that are sold to institutional investors. Bank borrowings by several of our international affiliates in the ordinary course of business are an additional source of short-term funding. We obtain long-term debt funding through the issuance of a variety of unsecured and asset-backed debt securities in the U.S. and international capital markets.

Asset-backed debt issued in securitizations is the obligation of the consolidated securitization entity that issued the debt and is payable only out of collections on the underlying securitized assets and related enhancements. This asset-backed debt is not the obligation of Ford Credit or our other subsidiaries.

Debt is recorded on our balance sheet at par value adjusted for unamortized discount or premium, unamortized issuance costs, and adjustments related to designated fair value hedges (see Note 9 for additional information). Debt due within one year at issuance is classified as short-term. Debt due after one year at issuance is classified as long-term. Discounts, premiums, and costs directly related to the issuance of debt are capitalized and amortized over the life of the debt or to the put date and are recorded in *Interest expense* using the effective interest method. Gains and losses on the extinguishment of debt are recorded in *Other income, net.*

Debt outstanding and interest rates at December 31 were as follows (in millions):

| | | | Interest Rates | | | |
| | Debt | | Average Contractual | | Average Effective | |
	2015	2016	2015	2016	2015	2016
Short-term debt						
Unsecured debt						
Floating rate demand notes	$ 5,926	$ 5,986				
Commercial paper	1,722	4,507				
Other short-term debt	2,708	3,803				
Asset-backed debt	1,855	1,063				
Total short-term debt	12,211	15,359	1.6%	2.3%	1.6%	2.3%
Long-term debt						
Unsecured debt						
Notes payable within one year	10,254	12,369				
Notes payable after one year	48,672	49,308				
Asset-backed debt						
Notes payable within one year	18,855	19,286				
Notes payable after one year	29,390	30,112				
Unamortized discount	(25)	(8)				
Unamortized issuance costs	(214)	(212)				
Fair value adjustments	458	278				
Total long-term debt	107,390	111,133	2.3%	2.4%	2.4%	2.5%
Total debt	$ 119,601	$ 126,492	2.2%	2.4%	2.3%	2.4%
Fair value of debt	$ 120,546	$ 128,001				
Interest rate characteristics of debt payable after one year						
Fixed interest rate	54,396	56,684				
Variable interest rate (generally based on LIBOR or other short-term rates)	23,666	22,736				
Total payable after one year	$ 78,062	$ 79,420				

NOTE 11. DEBT AND COMMITMENTS *(Continued)*

With the exception of commercial paper, which is issued at a discount, the average contractual rates reflect the stated contractual interest rate. Average effective rates reflect the average contractual interest rate plus amortization of discounts, premiums, and issuance fees. Fair value adjustments relate to designated fair value hedges of unsecured debt.

We measure debt at fair value for purposes of disclosure using quoted prices for our own debt with approximately the same remaining maturities. Where quoted prices are not available, we estimate fair value using discounted cash flows and market-based expectations for interest rates, credit risk, and the contractual terms of the debt instruments. For certain short-term debt with an original maturity date of one year or less, we assume that book value is a reasonable approximation of the debt's fair value. The fair value of debt is categorized within Level 2 of the hierarchy.

The fair value of debt reflects interest accrued but not yet paid of $550 million and $658 million at December 31, 2015 and 2016, respectively. Accrued interest is reported in *Other liabilities and deferred income* for outside debt and *Accounts payable - affiliated companies* for debt with affiliated companies. The fair value of debt includes $10.4 billion and $14.3 billion of short-term debt at December 31, 2015 and 2016, respectively, carried at cost, which approximates fair value.

Debt with affiliated companies included in the above table at December 31 was as follows (in millions):

	2015	2016
Other short-term debt	$ 88	$ 29
Notes payable within one year	13	—
Notes payable after one year	83	—
Total debt with affiliated companies	$ 184	$ 29

Interest expense on debt with affiliated companies is reported in *Interest expense* and was $25 million, $19 million, and $4 million for the years ended December 31, 2014, 2015, and 2016, respectively.

Maturities

Debt maturities at December 31, 2016 were as follows (in millions):

	2017 (a)	2018	2019	2020	2021	Thereafter (b)	Total
Unsecured debt	$ 26,665	$ 12,374	$ 11,135	$ 6,843	$ 9,125	$ 9,831	$ 75,973
Asset-backed debt	20,349	12,129	9,725	4,909	2,299	1,050	50,461
Total	47,014	24,503	20,860	11,752	11,424	10,881	126,434
Unamortized discount							(8)
Unamortized issuance costs							(212)
Fair value adjustments							278
Total debt							$ 126,492

_____
(a) Includes $15,359 million for short-term and $31,655 million for long-term debt.
(b) Includes $9,828 million of unsecured debt maturing between 2022 and 2026 with the remaining balance maturing by 2048.

Committed Asset-Backed Facilities

We and our subsidiaries have entered into agreements with a number of bank-sponsored asset-backed commercial paper conduits and other financial institutions. Such counterparties are contractually committed, at our option, to purchase from us eligible retail receivables or to purchase or make advances under asset-backed securities backed by retail or wholesale finance receivables or operating leases for proceeds of up to $34.6 billion ($18.2 billion of retail financing, $6.1 billion of wholesale financing, and $10.3 billion of operating leases) at December 31, 2016. These committed liquidity facilities have varying maturity dates, with $17.5 billion having maturities within the next twelve months and the remaining balance having maturities through 2018. We plan capacity renewals to protect our global funding needs, optimize capacity utilization, and maintain sufficient liquidity.

NOTE 11. DEBT AND COMMITMENTS *(Continued)*

Our ability to obtain funding under these facilities is subject to having a sufficient amount of eligible assets as well as our ability to obtain interest rate hedging arrangements for certain facilities. At December 31, 2016, $19.9 billion of these commitments were in use. These programs are free of material adverse change clauses, restrictive financial covenants (for example, debt-to-equity limitations and minimum net worth requirements), and generally, credit rating triggers that could limit our ability to obtain funding. However, the unused portion of these commitments may be terminated if the performance of the underlying assets deteriorates beyond specified levels. Based on our experience and knowledge as servicer of the related assets, we do not expect any of these programs to be terminated due to such events.

FCE Bank plc ("FCE") has pre-positioned retail receivables with the Bank of England which supports access to the Discount Window Facility. Pre-positioned assets are neither pledged to nor held as collateral by the Bank of England unless the Discount Window Facility is accessed.

Unsecured Credit Facilities

At December 31, 2016, we and our majority-owned subsidiaries had $5.5 billion of contractually committed unsecured credit facilities with financial institutions, including the FCE Credit Agreement (as defined below) and the allocation under Ford's corporate credit facility. At December 31, 2016, $4.8 billion was available for use.

FCE's £990 million (equivalent to $1.2 billion at December 31, 2016) syndicated credit facility (the "FCE Credit Agreement") matures in 2019. At December 31, 2016, £690 million (equivalent to $850 million) was available for use. The FCE Credit Agreement contains certain covenants, including an obligation for FCE to maintain its ratio of regulatory capital to risk-weighted assets at no less than the applicable regulatory minimum, and for the support agreement between FCE and Ford Credit to remain in full force and effect (and enforced by FCE to ensure that its net worth is maintained at no less than $500 million).

Lenders under the Ford corporate credit facility have commitments totaling $13.4 billion, with 75% of the commitments maturing on April 30, 2021 and 25% of the commitments maturing on April 30, 2019. Ford has allocated $3.0 billion of commitments, including commitments under a Chinese renminbi sub-facility, to us on an irrevocable and exclusive basis to support our growth and liquidity. At December 31, 2016, all $3.0 billion was available for use.

NOTE 12. INCOME TAXES

Ford Motor Credit Company LLC is a disregarded entity for United States income tax purposes and Ford's consolidated United States federal and state income tax returns include certain of our domestic subsidiaries. In accordance with our intercompany tax sharing agreement with Ford, United States income tax liabilities or credits are allocated to us generally on a separate return basis calculated as if we were taxable as a corporation.

The *Provision for income taxes* for the years ended December 31 was estimated as follows (in millions):

	2014	2015	2016
Current			
Federal	$ (198)	$ (454)	$ (41)
Non-U.S.	154	161	222
State and local	(38)	(26)	(15)
Total current	(82)	(319)	166
Deferred			
Federal	193	893	284
Non-U.S.	(6)	93	1
State and local	44	56	55
Total deferred	231	1,042	340
Provision for income taxes	$ 149	$ 723	$ 506

A reconciliation of the *Provision for income taxes* with the United States statutory tax rate as a percentage of *Income before income taxes* for the years ended December 31 is as follows:

	2014	2015	2016
U.S. statutory tax rate	35.0%	35.0%	35.0%
Effect of (in percentage points):			
Non-U.S. tax rates under U.S. rate	(3.0)	(3.0)	(3.8)
State and local income taxes	(0.2)	1.0	1.3
U.S. tax on non-U.S. earnings (a)	(21.4)	0.2	(4.9)
Other	(2.4)	(0.2)	(0.7)
Valuation allowance	—	1.7	—
Effective tax rate	8.0%	34.7%	26.9%

_____

(a) During 2014, we changed our method for measuring currency gains and losses in computing the earnings of our European operations under U.S. tax law. Implementation of the new method resulted in a reduction of U.S. tax on non-U.S. earnings of approximately $360 million due to realization of additional foreign tax credits.

At December 31, 2016, $3.2 billion of non-U.S. earnings are considered indefinitely reinvested in operations outside the United States, for which deferred taxes have not been provided. Repatriation of these earnings in their entirety would result in a residual U.S. tax liability of about $700 million. Our measure of the amount of non-U.S. earnings considered indefinitely reinvested in operations outside the United States reflects accumulated earnings determined under U.S. tax law.

NOTE 12. INCOME TAXES (*Continued*)

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and net operating loss carryforwards and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

Our accounting for deferred tax consequences represents our best estimate of the likely future tax consequences of events that have been recognized in our financial statements or tax returns and their future probability. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, we record a valuation allowance.

The components of deferred tax assets and liabilities at December 31 were as follows (in millions):

	2015	2016
Deferred tax assets		
Net operating loss carryforwards	$ 540	$ 1,207
Provision for credit losses	87	191
Other foreign	75	83
Employee benefit plans	10	34
Foreign tax credits	756	803
Other	280	89
Total gross deferred tax assets	1,748	2,407
Less: Valuation allowance	(47)	(42)
Total net deferred tax assets	1,701	2,365
Deferred tax liabilities		
Leasing transactions	3,338	4,479
Finance receivables	688	594
Other foreign	330	303
Other	18	14
Total deferred tax liabilities	4,374	5,390
Net deferred tax liability	$ 2,673	$ 3,025

At December 31, 2016, we have a valuation allowance of $42 million for deferred tax assets related to our Latin American operations.

In accordance with our intercompany tax sharing agreement with Ford, United States income tax liabilities or credits are allocated to us, generally on a separate return basis. In this regard, the deferred tax assets related to foreign tax credits and net operating loss carryforwards represent amounts primarily due from Ford. Under our tax sharing agreement with Ford, we are generally paid for these assets at the earlier of our use on a separate return basis or their expiration.

Operating loss carryforwards for tax purposes were $3.6 billion at December 31, 2016, resulting in a deferred tax asset of $1.2 billion. These losses begin to expire in 2019 with a substantial portion expiring in 2037. Tax benefits of net operating loss carryforwards and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances.

NOTE 12. INCOME TAXES (*Continued*)

In accordance with our intercompany tax sharing agreement with Ford, we earn interest on net tax assets and pay interest on certain tax liabilities. Interest earned is included in *Other income, net* while interest expense is included in *Interest expense*.

The changes in the unrecognized tax benefits for the years ended December 31 were as follows (in millions):

	2014	2015	2016
Beginning balance	$ 159	$ 111	$ 91
Increase - tax positions in prior periods	28	9	2
Increase - tax positions in current period	1	1	—
Decrease - tax positions in prior periods	(44)	(22)	(1)
Settlements	(33)	(8)	(12)
Ending balance	$ 111	$ 91	$ 80

The amount of unrecognized tax benefits at December 31, 2014, 2015, and 2016 that would impact the effective tax rate if recognized, was $88 million, $76 million, and $69 million, respectively. We do not believe it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease during the next twelve months.

We have settled our U.S. federal income tax matters related to tax years prior to 2012 in accordance with our intercompany tax sharing agreement with Ford. The Ford consolidated tax return is currently under examination for the 2012 and 2013 tax years. Examinations by tax authorities have been completed through 2008 in Germany, 2010 in Canada, and 2014 in the United Kingdom.

We recognize income tax-related penalties in *Provision for/(Benefit from) income taxes* on our income statement. We recognize accrued interest expense related to unrecognized tax benefits in jurisdictions where we file tax returns separate from Ford in *Other income, net* on our income statement. For the years ended December 31, 2014, 2015, and 2016, we recorded $13 million in net tax related interest expense, $3 million in net tax related interest income, and $8 million in net tax related interest income, respectively, in our income statement. At December 31, 2015 and 2016, we recorded a net payable of $37 million and $11 million, respectively, for tax related interest in *Other liabilities and deferred income*.

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The changes in the balance of Accumulated Other Comprehensive Income/(Loss) ("AOCI") attributable to Ford Credit for the years ended December 31 were as follows (in millions):

	2014	2015	2016
Foreign currency translation			
Beginning balance	$ 717	$ 160	$ (607)
Net gain/(loss) on foreign currency translation	(547)	(767)	(283)
Reclassifications from shareholder's interest (a)	(10)	—	—
Other comprehensive income/(loss) including reclassification adjustments, net of tax	(557)	(767)	(283)
Ending balance	$ 160	$ (607)	$ (890)
Total AOCI ending balance at December 31	$ 160	$ (607)	$ (890)

_____
(a)   In 2014, we recorded a foreign currency translation adjustment related to the acquisition of a subsidiary of Ford. This adjustment also increased *Shareholder's interest* and did not impact the *Total Shareholder's interest* on our balance sheet.

NOTE 14. INSURANCE

We conduct insurance underwriting operations primarily through The American Road Insurance Company ("TARIC"). TARIC is a wholly owned subsidiary of Ford Credit operating in the United States and Canada. TARIC provides physical damage insurance coverage for Ford Credit financed vehicles at dealer locations and Ford and Lincoln vehicles in transit between final assembly plants and dealer locations. In addition, TARIC provides a variety of other insurance products and services to Ford and its affiliates, including contractual liability insurance on extended service contracts. TARIC provides commercial automobile and general liability insurance and surety bonds for Ford in the United States.

Insurance premiums earned are reported net of reinsurance as *Insurance premiums earned*. These premiums are earned over their respective policy periods. Physical damage insurance premiums, including premiums on vehicles financed at wholesale by us, are recognized as income on a monthly basis. Premiums from extended service plan contracts and other contractual liability coverages are earned over the life of the policy based on historical loss experience. Commissions and premium taxes are deferred and amortized over the term of the related policies on the same basis on which premiums are earned.

Reserves for insurance losses and loss adjustment expenses are established based on actuarial estimates and historical loss development patterns, which represents management's best estimate. If management believes the reserves do not reflect all losses due to changes in conditions, or other relevant factors, an adjustment is made based on management judgment.

Reinsurance activity primarily consists of ceding a majority of the contractual liability insurance business related to automotive extended service plan contracts for a ceding commission. Commissions on ceded amounts are earned on the same basis as related premiums. Reinsurance contracts do not relieve TARIC from its obligations to its policyholders. Failure of reinsurers to honor their obligations could result in losses to TARIC. Therefore, TARIC either directly or indirectly (via insurance brokers) monitors the underlying business and financial performance of the reinsurers. In addition, where deemed necessary, TARIC may require collateral or utilize multiple reinsurers to mitigate concentration risk.

Insurance Assets

Cash, cash equivalents, and marketable securities related to insurance activities at December 31 were as follows (in millions):

	2015	2016
Cash and cash equivalents	$ 210	$ 99
Marketable securities	369	475
Total cash, cash equivalents, and marketable securities	$ 579	$ 574

TARIC is required by law to maintain deposits with regulatory authorities. These deposited securities totaled $12 million at December 31, 2015 and 2016 and were included in *Marketable securities.*

Amounts paid to reinsurers relating to the unexpired portion of the underlying automotive service contracts, and amounts recoverable from reinsurers on unpaid losses, including incurred but not reported losses are reported in *Other assets*. Prepaid reinsurance premiums and other reinsurance recoverables were $472 million and $546 million at December 31, 2015 and 2016, respectively. This includes amounts ceded to Ford and its affiliates of $176 million and $91 million at December 31, 2015 and 2016, respectively.

Insurance Liabilities

Other liabilities and deferred income includes unearned insurance premiums of $484 million and $556 million at December 31, 2015 and 2016, respectively, all of which are from Ford and its affiliates.

The reserve for reported insurance losses and an estimate of unreported insurance losses, based on past experience, was $8 million and $6 million at December 31, 2015 and 2016, respectively, and was included in *Other liabilities and deferred income.*

NOTE 14. INSURANCE *(Continued)*

Insurance Premiums

Insurance premiums written and earned for the years ended December 31 were as follows (in millions):

	2014		2015		2016	
	Written	Earned	Written	Earned	Written	Earned
Direct	$ 293	$ 230	$ 328	$ 254	$ 371	$ 298
Assumed	—	—	—	—	—	—
Ceded	(166)	(105)	(194)	(121)	(215)	(142)
Net premiums	$ 127	$ 125	$ 134	$ 133	$ 156	$ 156

The net premiums earned with Ford and its affiliates were $75 million, $90 million, and $133 million for the years ended December 31, 2014, 2015, and 2016, respectively.

Insurance Expenses

Insurance underwriting losses and expenses are reported as *Insurance expenses*. The components of insurance expenses for the years ended December 31 were as follows (in millions):

	2014	2015	2016
Insurance losses	$ 115	$ 80	$ 146
Loss adjustment expenses	6	5	5
Reinsurance income and other expenses, net	(14)	(16)	(26)
Insurance expenses	$ 107	$ 69	$ 125

Insurance expenses with Ford and its affiliates were $30 million, $36 million, and $55 million for the years ended December 31, 2014, 2015, and 2016, respectively.

Insurance expenses were reduced by ceded insurance expenses of $68 million, $76 million, and $95 million for the years ended December 31, 2014, 2015, and 2016, respectively.

NOTE 15. OTHER INCOME, NET

Other income consists of various line items that are combined on the income statement due to their respective materiality compared with other individual income and expense items.

The amounts included in *Other income, net* for the years ended December 31 were as follows (in millions):

	2014	2015	2016
Gains/(Losses) on derivatives	$ 208	$ 110	$ 575
Currency revaluation gains/(losses)	(236)	(161)	(575)
Interest and investment income (a)	53	69	85
Insurance fee income	74	88	90
Other	166	178	155
Total other income, net	$ 265	$ 284	$ 330

_____
(a) Includes interest income primarily on notes receivable from affiliated companies of $5 million, $3 million, and $5 million, for December 31, 2014, 2015, and 2016 respectively.

NOTE 16. RETIREMENT BENEFITS

We are a participating employer in certain retirement plans that are sponsored by Ford. As described below, Ford allocates costs to us under these plans based on the total number of participating or eligible employees at Ford Credit. Further information about these sponsored plans is available in Ford's Annual Report on Form 10-K for the year ended December 31, 2016, filed separately with the Securities and Exchange Commission.

Employee Retirement Plans

Benefits earned under certain Ford-sponsored retirement plans are generally based on an employee's length of service, salary, and contributions. The allocation amount can be impacted by key assumptions (e.g., discount rate and average rate of increase in compensation) that Ford uses in determining its retirement plan obligations.

Retirement plan costs allocated to Ford Credit for our employees participating in the Ford-sponsored defined benefit plans were $71 million, $86 million, and $125 million for the years ended December 31, 2014, 2015, and 2016, respectively. Allocated costs for defined contribution and savings plans were $4 million, $4 million, and $5 million for the years ended December 31, 2014, 2015, and 2016, respectively. All retirement plan costs are charged to *Operating expenses*.

Postretirement Health Care and Life Insurance Benefits

Postretirement health care and life insurance benefits are provided under certain Ford plans, which provide benefits to retired salaried employees in the United States and Canada. Our employees generally may become eligible for these benefits if they retire while working for us; however, benefits and eligibility rules may be modified from time to time.

Postretirement health care and life insurance costs allocated to Ford Credit for our employees participating in the Ford-sponsored plans were $4 million, $4 million, and $3 million for the years ended December 31, 2014, 2015, and 2016, respectively, and were charged to *Operating expenses.*

NOTE 17. SEGMENT AND GEOGRAPHIC INFORMATION

We conduct our financing operations directly and indirectly through our subsidiaries and affiliates. We offer substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. We segment our business based on geographic regions: the Americas, Europe, and Asia Pacific. Items excluded in assessing segment performance because they are managed at the corporate level, including market valuation adjustments to derivatives and exchange-rate fluctuations on foreign currency-denominated transactions, are reflected in Unallocated Other. The following is a brief description of our segments:

- Americas Segment -- United States, Canada, Mexico, Brazil, and Argentina
- Europe Segment -- European region and South Africa
- Asia Pacific Segment -- China and India

We review our business performance by segment on a managed basis. Receivables are presented on a managed basis, as it closely approximates the customer's outstanding balance on the receivables, which is the basis for earning revenue. Our managed receivables equal net finance receivables and net investment in operating leases, excluding unearned interest supplements and residual support, allowance for credit losses, and other (primarily accumulated supplemental depreciation).

We measure the performance of our segments primarily on an income before income taxes basis, after excluding market valuation adjustments to derivatives and exchange-rate fluctuations on foreign currency-denominated transactions, which are reflected in Unallocated Other. These adjustments are excluded when assessing our segment performance because they are carried out at the corporate level. We also adjust segment performance to reallocate interest expense among the segments reflecting debt and equity levels proportionate to their product risk.

NOTE 17. SEGMENT AND GEOGRAPHIC INFORMATION *(Continued)*

Key operating data for our segments for the years ended or at December 31 were as follows (in millions):

	Americas	Europe	Asia Pacific	Total Segments	Unallocated Other (a)	Total
2014						
Total revenue (b)	$ 7,657	$ 1,071	$ 274	$ 9,002	$ (6)	$ 8,996
Income before income taxes	1,509	338	13	1,860	(6)	1,854
Other disclosures:						
Depreciation on vehicles subject to operating leases	3,045	43	—	3,088	—	3,088
Interest expense	2,119	356	181	2,656	—	2,656
Provision for credit losses	176	15	6	197	—	197
Net finance receivables and net investment in operating leases	92,484	17,036	3,263	112,783	(4,350)	108,433
Total assets	98,093	20,439	3,576	122,108	—	122,108
2015						
Total revenue (b)	$ 8,386	$ 982	$ 330	$ 9,698	$ (1)	$ 9,697
Income before income taxes	1,763	297	27	2,087	(1)	2,086
Other disclosures:						
Depreciation on vehicles subject to operating leases	3,603	37	—	3,640	—	3,640
Interest expense	1,931	294	191	2,416	—	2,416
Provision for credit losses	309	16	22	347	—	347
Net finance receivables and net investment in operating leases	104,497	18,947	3,788	127,232	(5,330)	121,902
Total assets	111,147	22,085	4,216	137,448	—	137,448
2016						
Total revenue (b)	$ 9,505	$ 984	$ 351	$ 10,840	$ 69	$ 10,909
Income before income taxes	1,511	238	61	1,810	69	1,879
Other disclosures:						
Depreciation on vehicles subject to operating leases	4,291	38	—	4,329	—	4,329
Interest expense	2,301	278	176	2,755	—	2,755
Provision for credit losses	494	29	24	547	—	547
Net finance receivables and net investment in operating leases	113,335	18,846	4,684	136,865	(6,675)	130,190
Total assets	119,012	21,755	5,322	146,089	—	146,089

_____
(a) *Net finance receivables* and *Net investment in operating leases* includes unearned interest supplements and residual support, allowances for credit losses, and other (primarily accumulated supplemental depreciation).
(b) Represents *Total financing revenue* and *Other revenue*.

NOTE 17. SEGMENT AND GEOGRAPHIC INFORMATION *(Continued)*

Geographic Information

Key data, split geographically into the United States (which is our country of domicile), Canada, and All other, for the years ended or at December 31 were as follows (in millions):

		2014		2015		2016
Total revenue (a)						
United States	$	6,377	$	7,070	$	8,151
Canada		998		981		1,093
All other		1,621		1,646		1,665
Total revenue	$	8,996	$	9,697	$	10,909
Income before income taxes						
United States	$	1,199	$	1,298	$	1,070
Canada		148		247		304
All other		507		541		505
Total income before income taxes	$	1,854	$	2,086	$	1,879
Finance receivables, net and net investment in operating leases						
United States	$	76,578	$	88,237	$	93,254
Canada		10,449		10,037		12,168
All other		21,406		23,628		24,768
Total finance receivables, net and net investment in operating leases	$	108,433	$	121,902	$	130,190

(a)   Represents *Total financing revenue* and *Other revenue.*

NOTE 18. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Selected financial data by calendar quarter were as follows (in millions):

		First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year
2015										
Total revenue (a)	$	2,282	$	2,338	$	2,478	$	2,599	$	9,697
Depreciation on vehicles subject to operating leases		(816)		(858)		(956)		(1,010)		(3,640)
Interest expense		(638)		(599)		(582)		(597)		(2,416)
Total financing margin and other revenue		828		881		940		992		3,641
Provision for credit losses		67		72		100		108		347
Net income		306		340		365		352		1,363
2016										
Total revenue (a)	$	2,608	$	2,688	$	2,796	$	2,817	$	10,909
Depreciation on vehicles subject to operating leases		(1,014)		(1,075)		(1,085)		(1,155)		(4,329)
Interest expense		(646)		(687)		(697)		(725)		(2,755)
Total financing margin and other revenue		948		926		1,014		937		3,825
Provision for credit losses		128		137		138		144		547
Net income		358		296		386		333		1,373

(a)   Represents *Total financing revenue, Insurance premiums earned,* and *Other income, net.*

NOTE 19. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies primarily consist of lease commitments, guarantees and indemnifications, and litigation and claims.

Lease Commitments

We have rental commitments for certain land, buildings, and equipment that expire over various contractual periods. Minimum non-cancelable operating lease commitments at December 31, 2016 were as follows (in millions):

	2017	2018	2019	2020	2021	Thereafter
Minimum rentals on operating leases	$ 18	$ 11	$ 8	$ 6	$ 4	$ 8

Rental expense under cancelable and non-cancelable leases of $26 million, $27 million, and $26 million was recorded in *Operating expenses* for the years ended December 31, 2014, 2015, and 2016, respectively.

Guarantees and Indemnifications

Guarantees and indemnifications are recorded at fair value at their inception. We regularly review our performance risk under these arrangements, and in the event it becomes probable we will be required to perform under a guarantee or indemnity, the amount of probable payment is recorded.

In some cases, we have guaranteed debt and other financial obligations of outside third parties and unconsolidated affiliates, including Ford. Expiration dates vary, and guarantees will terminate on payment and/or cancellation of the underlying obligation. A payment by us would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee. In some circumstances, we are entitled to recover from Ford, an affiliate of Ford, or a third party amounts paid by us under the guarantee. However, our ability to enforce these rights is sometimes stayed until the guaranteed party is paid in full, and may be limited in the event of insolvency of the third party or other circumstances.

In the ordinary course of business, we execute contracts involving indemnifications standard in the industry and indemnifications specific to a transaction. These indemnifications might include and are not limited to claims relating to any of the following: environmental, tax, and shareholder matters; intellectual property rights; governmental regulations and employment-related matters; dealer and other commercial contractual relationships; and financial matters, such as securitizations. Performance under these indemnities generally would be triggered by a breach of terms of the contract or by a third-party claim. While some of these indemnifications are limited in nature, many of them do not limit potential payment. Therefore, we are unable to estimate a maximum amount of future payments that could result from claims made under these unlimited indemnities.

The maximum potential payments under these guarantees and limited indemnities totaled $80 million and $35 million at December 31, 2015 and 2016, respectively. Of these values, $74 million and $31 million at December 31, 2015 and 2016, respectively, were counter-guaranteed by Ford to us. There were no recorded liabilities related to guarantees and limited indemnities at December 31, 2015 and 2016.

Litigation and Claims

Various legal actions, proceedings, and claims (generally, "matters") are pending or may be instituted or asserted against us. These include but are not limited to matters arising out of governmental regulations; tax matters; alleged illegal acts resulting in fines or penalties; financial services; employment-related matters; dealer and other contractual relationships; personal injury matters; investor matters; and financial reporting matters. Certain of the pending legal actions are, or purport to be, class actions. Some of the matters involve or may involve claims for compensatory, punitive, or antitrust or other treble damages in very large amounts, sanctions, assessments, or other relief, which, if granted, would require very large expenditures.

NOTE 19. COMMITMENTS AND CONTINGENCIES *(Continued)*

The extent of our financial exposure to these matters is difficult to estimate. Many matters do not specify a dollar amount for damages, and many others specify only a jurisdictional minimum. To the extent an amount is asserted, our historical experience suggests that in most instances the amount asserted is not a reliable indicator of the ultimate outcome.

We accrue for matters when losses are deemed probable and reasonably estimable. In evaluating matters for accrual and disclosure purposes, we take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood that we will prevail, and the severity of any potential loss. We reevaluate and update our accruals as matters progress over time.

For nearly all of our matters, where our historical experience with similar matters is of limited value (i.e., "non-pattern matters"), we evaluate the matters primarily based on the individual facts and circumstances. For non-pattern matters, we evaluate whether there is a reasonable possibility of a material loss in excess of any accrual that can be estimated. It is reasonably possible that some of the matters for which accruals have not been established could be decided unfavorably to us and could require us to pay damages or make other expenditures. We do not reasonably expect, based on our analysis, that such matters would have a material effect on future financial statements for a particular year, although such an outcome is possible.

As noted, the litigation process is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Our assessments are based on our knowledge and experience, but the ultimate outcome of any matter could require payment substantially in excess of the amount that we have accrued and/or disclosed.